SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
                                (Name of Issuer)

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Timothy J. Stewart
                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                     c/o Robeco Investment Management, Inc.
                                909 Third Avenue
                                   32nd Floor
                            New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             George M. Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131

                                 August 30, 2010
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE

   Transaction Valuation: $25,000,000 (a) Amount of Filing Fee: $1,782.50 (b)

(a)  Calculated as the aggregate maximum purchase price for Units.

(b)  Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ______________________

     Form or Registration No.: ____________________

     Filing Party: ________________________________

     Date Filed: __________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

          As stated in the offering documents of Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund"), the Fund is offering to purchase units of limited liability company interests in the Fund (a "Unit" or "Units," as the context requires) from members of the Fund (the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to purchase Units (the "Offer") will remain open until 12:00 midnight, Eastern time, on September 27, 2010 (the "Expiration Date") unless the Offer is extended. The net asset value of the Units will be calculated for this purpose as of December 31, 2010 or, if the Offer is extended, approximately 95 days after the Expiration Date (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of Units during the Fund's audit for its fiscal year ending March 31, 2011, which the Fund expects will be completed by the end

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of May 2011 and the audited net asset value will be used to determine the final amount to be paid for tendered Units.

          Members may tender all of their Units, a portion of their Units (defined as a specific dollar value or as a number of Units) or any portion of their Units above the required minimum capital account balance. Each Member that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund's Limited Liability Company Agreement, as the same may be amended (the "LLC Agreement")), determined as of the Valuation Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

          A repurchase fee equal to 2.00% of the value of the Units repurchased by the Fund will apply if the date as of which the Units are to be valued for purposes of repurchase is less than one year following the date of a Member's purchase of such Units. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

          If a Member tenders all of its Units, the Note will entitle the Member to receive an initial payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 95% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

          The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date, as it may be adjusted based upon the annual audit of the Fund's financial statements, over
(b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

          If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

          A Member that tenders for repurchase only a portion of such Member's Units will be required to maintain a capital account balance of $50,000 or such other amount as is determined by the Board of Managers.


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          The Fund reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause such Member's capital account in the Fund to have a value less than the required minimum balance. If the Fund accepts the tender of all or a portion of a Member's Units, the Fund will make payment for Units it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Fund currently does not expect to do).

          The Offer remains open to Members until 12:00 midnight, Eastern time, on September 27, 2010, the expected Expiration Date. Until this time, Members have the right to change their minds and withdraw the tenders of their Units. Members will also have the right to withdraw tenders of their Units at any time after October 26, 2010, if such Units have not yet been accepted for purchase by the Fund.

          If a Member would like the Fund to purchase all or a portion of its Units, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to Robeco-Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc., at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or (ii) fax it to UMB Fund Services, Inc. ("UMB") at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on September 27, 2010. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to UMB promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern time, on September 27, 2010). Of course, the value of the Units will change between July 31, 2010 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Members may obtain the estimated net asset value of their Units, which the Fund will calculate monthly based upon the information the Fund receives from the managers of the portfolio funds in which it invests, by contacting UMB, at (877) 491-4991 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

          Please note that just as each Member has the right to withdraw the tender of its Units, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on September 27, 2010. Also realize that, although the Offer expires on September 27, 2010, a Member that tenders all of its Units will remain a Member in the Fund notwithstanding the Fund's acceptance of the Member's Units for purchase through the Valuation Date. Accordingly, the value of tendered Units will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund's investment program.

ITEM 2. ISSUER INFORMATION.

          (a) The name of the issuer is Robeco-Sage Multi-Strategy Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 909 Third Avenue, 32nd Floor, New York, NY 10022, and the telephone number is (212) 908-9660.

          (b) The title of the securities that are the subject of the Offer is Units of limited liability company interests or portions thereof in the Fund. As of the close of business on July 31, 2010 there was approximately $84 million outstanding in capital of the Fund, represented by Units (based on the


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estimated unaudited net asset value of such Units). Subject to the conditions set forth in the Offer, the Fund will purchase up to $25 million of Units that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

          (c) Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's LLC Agreement.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is Robeco-Sage Multi-Strategy Fund, L.L.C. The Investment Adviser of the Fund is Robeco Investment Management, Inc. (the "Adviser"). The principal executive office of the Fund and the Adviser is located at 909 Third Avenue, 32nd Floor, New York, NY 10022, and the telephone number is (212) 908-9660. The Fund's Managers are Timothy J. Stewart, Charles S. Crow, III, Richard B. Gross and David C. Reed. Their address is Robeco-Sage Multi-Strategy Fund, L.L.C. c/o Robeco Investment Management, Inc., 909 Third Avenue, 32nd Floor, New York, NY 10022.

ITEM 4. TERMS OF THIS TENDER OFFER.

          (a) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $25 million of Units that are tendered by Members and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on September 27, 2010 or any later date as corresponds to any extension of the offer, in each case, the Expiration Date.

               (ii) The purchase price of Units tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

               Members may tender all of their Units, a portion of their Units defined as a specific dollar value or as a number of Units or any portion of their Units above the required minimum capital account balance. Each Member that tenders Units that are accepted for purchase by the Fund will be given a Note promptly after the acceptance of such Units. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the unaudited net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date. If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in an amount equal to 95% of the unaudited net asset value of the Units repurchased by the Fund, determined as of the date of such repurchase. Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Units, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds. The Note will also entitle a Member to receive the Contingent Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2011.

               If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC

Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

               A Member who tenders for repurchase only a portion of such Member's Units will be required to maintain a capital account balance equal to $50,000, or such other amount as is determined by the Board of Managers.

               Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

          A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Units, are attached hereto as Exhibits A, B, C, D and E, respectively.

               (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, September 27, 2010.

               (iv) Not applicable.

               (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of Units tendered by any Member will be the net asset value thereof as of the close of business on the Valuation Date if the Offer expires on the initial Expiration Date or, if the Offer is extended, approximately 95 days after the Expiration Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

               (vi) A tender of Units may be withdrawn at any time before 12:00 midnight, Eastern time, September 27, 2010 and, if such Units have not yet been accepted for purchase by the Fund, at any time after October 26, 2010.

               (vii) Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to Robeco-Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set


                                      -5-

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forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to UMB by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter.

               Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by UMB at Robeco-Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc, P.O. Box 2175, Milwaukee WI 53201, Attention:
Tender Offer Administrator, or the fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2 of the Offer. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, Units may be tendered again prior to the Expiration Date by following the procedures described above.

               (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Units.

               (ix) If more than $25 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to purchase. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

               (x) The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Adviser believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases for Units are made by new and existing Members on September 1, 2010 and thereafter from time to time.

               (xi) Not applicable.

               (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer.


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

Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

               In general, a Member from which Units are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then-adjusted tax basis in such Member's Units. A Member's basis in such Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then-adjusted tax basis in such Member's Units.

          (b) The Fund has been informed that Robeco Investment Management, Inc. ("RIM") plans on tendering all or a portion of its Units pursuant to the terms of the Offer. Except for the foregoing, to the Fund's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

          (f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Fund's Prospectus (the "Prospectus") and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Fund's Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Fund purchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund has previously offered to purchase Units from Members pursuant to written tenders effective as of June 29, 2007, December 31, 2007, June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010 and
September 30, 2010.

          The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager of the Fund or any person controlling the Fund or controlling the Adviser or any Manager of the Fund; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Fund shall be dissolved if the Units of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of its Units for purchase by the Fund have not been repurchased within a period of two years of the request.

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ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
        AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

          (b) Units that are tendered to the Fund in connection with the Offer will be retired. The Fund currently expects that it will accept purchases for Units as of September 1, 2010 and as of the first business day of each month thereafter, or more or less frequently in the sole discretion of the Board of Managers.

          (c) At a meeting of the Fund's Board of Managers (the "Board") held on August 25, 2010, the Board authorized the Fund to pursue making an election to be classified as an association taxable as a corporation and to seek to qualify as a "regulated investment company" (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended. The Fund expects to elect to be classified as an association taxable as a corporation for Federal tax purposes, as of January 1, 2011 (the "Effective Date"). The Fund also expects to modify its tax filings so as to qualify for tax treatment substantially similar to that of publicly offered mutual funds, rather than as a partnership for Federal tax purposes. The transition to the new tax treatment (the "Tax Transition"), which is described more fully below, will enable the Fund to report tax information to members of the Fund ("Members") annually on Form 1099 (rather than on Schedule K-1, as is now the case) and would simplify how Members report their income from the Fund on their income tax returns. For the reasons discussed below, the Adviser believes that Tax Transition will be beneficial to the Fund and Members.

          No material changes in the investment program or day-to-day management of the Fund are contemplated in connection with the new tax treatment.

          The Fund has filed a supplement to its prospectus, a copy of which is enclosed, that provides further details on the Tax Transition including a summary of the risks associated therewith. Also enclosed is a form of the Fund's Amended and Restated Limited Liability Company Agreement ("LLC Agreement"), reflecting the changes relating to the Tax Transition.

          The Board may determine to cease the Tax Transition and postpone or withdraw its authorization for the Fund to change its tax status. This determination will only be made if the Board determines that it would be consistent with the best interests of the Fund and its investors. Members would receive notice of such change.

          The Fund's investment adviser (the "Adviser") believes that the change in the tax treatment will not necessitate any material changes in the Fund's investment program or in the management of the Fund's investment portfolio (although the Adviser will need to obtain certain information from underlying portfolio funds ("Portfolio Funds") and/or structure the Master Fund's investments in Portfolio Funds in such manner so as to assure qualification as a RIC, and the Adviser may determine not to make certain investments that would adversely affect the Fund's ability to qualify as a RIC). In addition, the change in tax treatment will not affect the value of Members' Units. The Fund's new tax treatment will, however, require that the Fund's current "capital account" structure (in which net increases and decreases in the net value of the Fund's assets are allocated to and reflected as changes in the value of each Member's capital account, generally on a PRO RATA basis) be replaced by a structure in which Members will participate in the Fund's gains, losses and income on the basis of the number of Units of the Fund they hold relative to the total number of Units outstanding. A form of the revised LLC Agreement reflecting the forgoing changes is enclosed.

          Because the new tax treatment will require the Fund to make certain annual distributions to Members, the Fund also expects to establish a program for the automatic reinvestment of these distributions in the Fund. Under the program, when a Member's distribution is reinvested, additional Fund units will be issued to that Member in an amount equal in value to the distribution. Unless a Member informs the Fund otherwise, Members will be enrolled automatically in the reinvestment program. Should a Member wish to opt out of the program, please contact UMB Fund Services, Inc., the Fund's transfer agent at 1-877-491-4991 to complete the necessary instructions.

          Beginning with the tax year ending December 31, 2011, the Fund expects that Members will receive tax reporting from the Fund on Form 1099 only. However, depending on when the transition to the new tax treatment is completed, there is a possibility that Members may receive reports from the Fund on both Form 1099 and Schedule K-1 for the tax year ending December 31, 2011. Thereafter, only Form 1099s would be used. The Adviser believes that the election of the Fund to be classified as an association taxable as a corporation and its qualification as a RIC should not be a taxable event to Members. Nevertheless, there is no assurance that the Internal Revenue Service will agree with such a position, in which case it may treat the transaction as a taxable event to Members. Members should consult their tax advisers regarding the specific tax consequences associated with this change in tax treatment of the Fund.

          The Fund does not expect the Tax Transition (and the related amendments to the LLC Agreement) to affect materially the amount of Units tendered by Members for purchase by the Fund in the Offer to Purchase. However, to the extent there is a significant increase in Units tendered in the Offer to Purchase, or in future similar offers made by the Fund, the net assets of the Fund could be reduced by a greater amount than would otherwise be the case. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell portfolio investments it would not otherwise have sold, or result in Members who do not tender their Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease proportionately with the reduction in net assets of the Fund. These effects may be reduced or eliminated to the extent that the Fund receives investments from new investors and existing Members.

          Except as disclosed above, neither of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in:
(1) the acquisition by any person of additional Units (other than the Fund's intention to accept purchases for Units on the first business day of each month and from time to time in the discretion of the Fund), or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the current members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the term of members of the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Units to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the
Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Units are not traded in any market, Sections (6), (7) and (8) of Regulation M-A
Section 229.1006 (c) are not applicable to the Fund.

          The Fund invests substantially all of its assets in Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund"), which has the same investment objective and substantially the same investment policies as those of the Fund.

          The Fund may only withdraw assets from the Master Fund by subscribing to periodic repurchases conducted by the Master Fund. In this regard, it is expected that the Board of Managers of the Master Fund will authorize a repurchase offer for Master Fund units as of December 31, 2010 which could accommodate the Fund's repurchases conducted under this Offer.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $25 million (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) None of the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Units, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

          (c) Not Applicable.

          (d) Not Applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based on July 31, 2010 estimated values, Robeco Investment Management, Inc. owns approximately $500,000 of Units.

          (b) Other than the acceptance of purchases for Units on June 1, 2010 and July 1, 2010, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

          (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Unaudited Financial Statements for the Period Ended September 30, 2008, previously filed with the SEC on Form N-CSR on December 10, 2008.

          Audited Financial Statements for the Period Ended March 31, 2009, previously filed with the SEC on Form N-CSR on June 8, 2009.

          Unaudited Financial Statements for the Period Ended September 30, 2009, previously filed with the SEC on Form N-CSR on December 7, 2009.

          Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June11, 2010.

               (2) The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

               (3) Not applicable.

               (4) The Fund does not have shares, and consequently does not have book value per share information.

          (b) The Fund's assets will be reduced by the amount of the tendered Units that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

          (a) (1) None.

              (2) None.

              (3) Not applicable.

              (4) Not applicable.

              (5) None.

          (b) None.

ITEM 12. EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

          A.   Cover Letter to the Offer to Purchase and Letter of Transmittal.

          B.   Offer to Purchase.

          C.   Form of Letter of Transmittal.

          D.   Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Units.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.


                                        By: /s/ Timothy J. Stewart
                                            ------------------------------------
                                        Name: Timothy J. Stewart
                                        Title: Principal Manager

August 30, 2010

                                  EXHIBIT INDEX

EXHIBIT

          A.   Cover Letter to the Offer to Purchase and Letter of Transmittal.

          B.   Offer to Purchase.

          C.   Form of Letter of Transmittal.

          D.   Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Units.

                                    EXHIBIT A

         Cover Letter to the Offer to Purchase and Letter of Transmittal

              [Robeco-Sage Multi-Strategy Fund, L.L.C. Letterhead]

                         IF YOU DO NOT WANT TO SELL YOUR
                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

August 30, 2010

Dear Robeco-Sage Multi-Strategy Fund, L.L.C. Member:

          We are writing to inform you of important dates relating to a tender offer by Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund") pursuant to which the Fund is offering to repurchase units of limited liability company interests in the Fund ("Units"), as described in the attached Offer to Purchase. In addition, we wish to notify you that at a meeting of the Fund's Board of Managers (the "Board") held on August 25, 2010, the Board authorized the Fund to pursue making an election to be classified as an association taxable as a corporation and to seek to qualify as a "regulated investment company" (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended. The Fund expects to elect to be classified as an association taxable as a corporation for Federal tax purposes, as of January 1, 2011 (the "Effective Date"). The Fund also expects to modify its tax filings so as to qualify for tax treatment substantially similar to that of publicly offered mutual funds, rather than as a partnership for Federal tax purposes. The transition to the new tax treatment (the "Tax Transition"), which is described more fully below, will enable the Fund to report tax information to members of the Fund ("Members") annually on Form 1099 (rather than on Schedule K-1, as is now the case) and would simplify how Members report their income from the Fund on their income tax returns. For the reasons discussed below, the Adviser believes that Tax Transition will be beneficial to the Fund and Members.

          This letter is intended to provide you with notice of the Tax Transition (including the related changes to the Fund's LLC Agreement) and to describe the changes. No material changes in the investment program or day-to-day management of the Fund are contemplated in connection with the new tax treatment.

          The Fund has filed a supplement to its prospectus, a copy of which is enclosed, that provides further details on the Tax Transition including a summary of the risks associated therewith. Also enclosed is a form of the Fund's Amended and Restated Limited Liability Company Agreement ("LLC Agreement"), reflecting the changes relating to the Tax Transition.

          The Board may determine to cease the Tax Transition and postpone or withdraw its authorization for the Fund to change its tax status. This determination will only be made if the Board determines that it would be consistent with the best interests of the Fund and its investors. You would, of course, receive notice of such change.

          As described further in the enclosed Offer to Purchase, you have the opportunity to withdraw from the Fund as a Member by tendering your Units in the Offer to Purchase if you consider the new tax treatment of the Fund to be unsuitable to your circumstances or object to the amendment of the LLC Agreement.

                       INFORMATION ABOUT THE TENDER OFFER

          As described in the attached Offer to Purchase, the Fund is offering to purchase from Members up to $25 million of Units at a price equal to the net asset value of Units determined as of December 31, 2010. The tender offer period will begin on August 30, 2010 and will end at 12:00 midnight, Eastern time, on September 27, 2010. The purpose of the tender offer is to provide liquidity to members that hold Units. Units may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

          Should you wish to tender all or a portion of your Units for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than September 27, 2010. If you do not wish to tender your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY OF YOUR UNITS AT THIS TIME.

          All tenders of Units must be received by UMB Fund Services, Inc. either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by September 27, 2010.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call UMB Fund Services, Inc. at (877) 491-4991.

                        FURTHER INFORMATION REGARDING THE

                         PLANNED CHANGE IN TAX TREATMENT

          The Fund's investment adviser (the "Adviser") believes that the change in the tax treatment will not necessitate any material changes in the Fund's investment program or in the management of the Fund's investment portfolio (although the Adviser will need to obtain certain information from underlying portfolio funds ("Portfolio Funds") and/or structure the Master Fund's investments in Portfolio Funds in such manner so as to assure qualification as a RIC, and the Adviser may determine not to make certain investments that would adversely affect the Fund's ability to qualify as a RIC). In addition, the change in tax treatment will not affect the value of your Units. The Fund's new tax treatment will, however, require that the Fund's current "capital account" structure (in which net increases and decreases in the net value of the Fund's assets are allocated to and reflected as changes in the value of each Member's capital account, generally on a PRO RATA basis) be replaced by a structure in which Members will participate in the Fund's gains, losses and income on the basis of the number of Units of the Fund they hold relative to the total number of Units outstanding. A form of the revised LLC Agreement reflecting the forgoing changes is enclosed.

          Because the new tax treatment will require the Fund to make certain annual distributions to Members, the Fund also expects to establish a program for the automatic reinvestment of these distributions in the Fund. Under the program, when a Member's distribution is reinvested, additional Fund units will be issued to that Member in an amount equal in value to the distribution. Unless you inform the Fund otherwise, you will be enrolled automatically in the reinvestment program. Should you wish to opt out of the program, please contact UMB Fund Services, Inc., the Fund's transfer agent at 1-877-491-4991 to complete the necessary instructions.

          Beginning with the tax year ending December 31, 2011, the Fund expects that Members will receive tax reporting from the Fund on Form 1099 only. However, depending on when the transition to the new tax treatment is completed, there is a possibility that Members may receive reports from the Fund on both Form 1099 and Schedule K-1 for the tax year ending December 31, 2011. Thereafter, only Form 1099s would be used. The Adviser believes that the election of the Fund to be classified as an association taxable as a corporation and its qualification as a RIC should not be a taxable event to Members. Nevertheless, there is no assurance that the Internal Revenue Service will agree with such a position, in which case it may treat the transaction as a taxable event to Members. Members should consult their tax advisers regarding the specific tax consequences associated with this change in tax treatment of the Fund.

          The Fund does not expect the Tax Transition (and the related amendments to the LLC Agreement) to affect materially the amount of Units tendered by Members for purchase by the Fund in the Offer to Purchase. However, to the extent there is a significant increase in Units tendered in the Offer to Purchase, or in future similar offers made by the Fund, the net assets of the Fund could be reduced by a greater amount than would otherwise be the case. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell portfolio investments it would not otherwise have sold, or result in Members who do not tender their Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease proportionately with the reduction in net assets of the Fund. These effects may be reduced or eliminated to the extent that the Fund receives investments from new investors and existing Members.

          The Adviser believes that the Tax Transition will make the Fund a more attractive investment alternative for both new investors and existing Members. If you have any questions regarding this change, please call Robeco-Sage Investor Relations at 1-866-773-7145.

Sincerely,

Robeco-Sage Multi-Strategy Fund, L.L.C.

                                    EXHIBIT B

                                Offer to Purchase

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.

               OFFER TO PURCHASE UP TO $25 MILLION OF OUTSTANDING
                            UNITS AT NET ASSET VALUE
                              DATED AUGUST 30, 2010

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                12:00 MIDNIGHT, EASTERN TIME, SEPTEMBER 27, 2010,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Robeco-Sage Multi-Strategy Fund, L.L.C.:

          Robeco-Sage Multi-Strategy Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $25 million of Units of the Fund or portions thereof pursuant to tenders by members of the Fund (the "Members") at a price equal to their unaudited net asset value as of December 31, 2010, if the Offer expires on September 27, 2010, or, if the Offer is extended, approximately 95 days after the expiration date of the Offer (in each case, the "Valuation Date"). (As used in this Offer, the term "Unit" or "Units," as the context requires, shall refer to the units of the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the Valuation Date. This Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement, as the same may be amended (the "LLC Agreement").

          Members should realize that the value of the Units tendered in this Offer likely will change between July 31, 2010 (the last time net asset value was calculated) and the Valuation Date. Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of a tendered Unit will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

          Any tendering Members that wish to obtain the estimated net asset value of their Units should contact UMB Fund Services, Inc. at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time). Members desiring to tender all or any portion of their Units in

Robeco-Sage Multi-Strategy Fund, L.L.C.:

accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in
Section 4 below.

                                    IMPORTANT

          None of the Fund, its Adviser or its Board of Managers makes any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

          Because each Member's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

          This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

          Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

                             UMB Fund Services, Inc.
                                 P.O. Box 2175
                           Milwaukee, Wisconsin 53201
                        Attn: Tender Offer Administrator

                              Phone: (877) 491-4991

                              Fax: (816) 860-3140

Robeco-Sage Multi-Strategy Fund, L.L.C.

                                TABLE OF CONTENTS

1.  Background and Purpose of the Offer...................................     6
2.  Offer to Purchase and Price...........................................     7
3.  Amount of Tender......................................................     7
4.  Procedure for Tenders.................................................     8
5.  Withdrawal Rights.....................................................     8
6.  Purchases and Payment.................................................     9
7.  Certain Conditions of the Offer.......................................    10
8.  Certain Information About the Fund....................................    11
9.  Certain Federal Income Tax Consequences...............................    13
10. Miscellaneous.........................................................    14

Robeco-Sage Multi-Strategy Fund, L.L.C.

                               SUMMARY TERM SHEET

          As stated in the offering documents of Robeco-Sage Multi-Strategy Fund, L.L.C. (hereinafter "we" or the "Fund"), we will purchase your units of limited liability company interests (a "Unit" or "Units" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Units (the "Offer") will remain open until 12:00 midnight, Eastern time, on September 27, 2010 unless the Offer is extended (the "Expiration Date").

          The net asset value of the Units will be calculated for this purpose as of December 31, 2010 or, if the Offer is extended, approximately 95 days after the Expiration Date (in each case, the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund's audit for its fiscal year ending March 31, 2011, which the Fund expects will be completed by the end of May 2011 and the audited net asset value will be used to determine the final amount paid for tendered Units.

          A repurchase fee equal to 2.00% of the value of the Units repurchased by the Fund will apply if the date as of which the Units are to be valued for purposes of repurchase is less than one year following the date of a Member's purchase of such Units. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

          You may tender all of your Units, a portion of your Units defined as a specific dollar value or as a number of Units or any portion of your Units above the required minimum capital account balance. If you tender all or a portion of your Units and we purchase those Units, we will give you a non-interest bearing, transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Limited Liability Company Agreement, as the same may be amended (the "LLC Agreement")), determined as of the Valuation Date.

          The Note will entitle a member of the Fund (the "Member") to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the unaudited net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

          If you tender all of your Units, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 95% of the unaudited net asset value of the Units (the "Initial Payment"), which will be paid to you up to one month after the Valuation

Robeco-Sage Multi-Strategy Fund, L.L.C.

          Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

          The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit.

          If you tender all of your Units, the Note will entitle you to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of your Units which will be paid to your account approximately one month after the Valuation Date, or if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, within ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

          If you tender only a portion of your Units you will be required to maintain a capital account balance equal to the greater of $50,000, or such other amount as is determined by the Board of Managers. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

          If we accept the tender of all or a portion of your Units, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not currently expect to do).

          Following this summary is a formal notice of our offer to repurchase your Units. Our Offer remains open to you until 12:00 midnight, Eastern time, on September 27, 2010, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units. You will also have the right to withdraw the tender of your Units at any time after October 26, 2010, assuming your Units have not yet been accepted for repurchase.

          If you would like us to repurchase all or a portion of your Units, you should: (i) mail the Letter of Transmittal, enclosed with the Offer, to Robeco-Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc. at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or (ii) fax it to UMB Fund Services, Inc. ("UMB") at
          (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on September 27, 2010. IF YOU FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO UMB PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 27, 2010).

Robeco-Sage Multi-Strategy Fund, L.L.C.

          The value of your Units will change between July 31, 2010 (the last time net asset value was calculated) and the Valuation Date.

          If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact UMB at (877) 491-4991, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

          Please note that just as you have the right to withdraw the tender of Units, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on September 27, 2010. Also realize that although the Offer expires on September 27, 2010, you will remain a Member of the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered interest will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

          1. BACKGROUND AND PURPOSE OF THE OFFER.

          The purpose of this Offer is to provide liquidity to Members who hold Units, as contemplated by and in accordance with the procedures set forth in the Fund's Prospectus (the "Prospectus"), and the LLC Agreement. The Prospectus and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. The Prospectus also states that Robeco Investment Management, Inc., the investment adviser of the Fund (the "Adviser"), expects that it will recommend to the Board of Managers that the Fund purchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund has previously offered to purchase Units from Members pursuant to written tenders effective as of June 29, 2007, December 31, 2007, June 30, 2008, December 31, 2008, June 30, 2009, December 31, 2009, March 31, 2010, June 30,
2010 and September 30, 2010. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Members in order to provide liquidity for Units as contemplated in the Prospectus and the LLC Agreement.

          The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Adviser believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases for Units are made by new and existing Members on September 1, 2010 and thereafter from time to time.

Robeco-Sage Multi-Strategy Fund, L.L.C.

          Units that are tendered to the Fund in connection with this Offer will be retired. The Fund currently expects that it will accept purchases for Units as of September 1, 2010 and as of the first business day of each month thereafter, but is under no obligation to do so.

          2. OFFER TO PURCHASE AND PRICE.

          Subject to the conditions of the Offer, the Fund will purchase up to $25 million of Units that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern time, on September 27, 2010 or any later date as corresponds to any extension of the Offer (in each case, the Expiration Date). The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Units tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

          As of the close of business on July 31, 2010, there was approximately $84 million outstanding in capital of the Fund held in Units (based on the estimated unaudited net asset value of such Units). Members may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting UMB at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).

          3. AMOUNT OF TENDER.Subject to the limitations set forth below, Members may tender all of their Units, a portion of their Units defined as a specific dollar value or as a number of Units or any portion of their Units above the required minimum capital account balance, as described below. A Member that tenders for repurchase only a portion of its Units will be required to maintain a capital account balance equal to $50,000. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered.

          If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $25 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $25 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to
Section 5 below, the Fund may in its sole discretion: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to purchase. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis

Robeco-Sage Multi-Strategy Fund, L.L.C.

based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below.

          4. PROCEDURE FOR TENDERS.

          Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to Robeco-Sage Multi-Strategy Fund, L.L.C. c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee WI 53201,
Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.

          The Fund recommends that all documents be submitted to UMB via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact UMB at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator or at the telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering Units including, but not limited to, the failure of UMB to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. WITHDRAWAL RIGHTS.

          Any Member tendering Units pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after October 26, 2010, assuming such Member's Units have not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by UMB at P.O. Box 2175, Milwaukee WI 53201, Attention:
Tender Offer Administrator or the fax number set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

Robeco-Sage Multi-Strategy Fund, L.L.C.

          6. PURCHASES AND PAYMENT.

          For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Units. As stated in Section 2 above, the purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

          Members may tender all of their Units, a portion of their Units (defined as a specific dollar value or as a number of Units) or any portion of their Units above the required minimum capital account balance. Each Member that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable Note entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the LLC Agreement, determined as of the Valuation Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date of the Units being purchased (subject to adjustment upon completion of the annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund's assets determined as of that date, after giving effect to all allocations to be made as of that date.

          If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 95% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund, and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

          The Note will also entitle the Member to receive a Contingent Payment equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's annual audit.

          If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.

          A Member that tenders for repurchase only a portion of such Member's Units will be required to maintain a capital account balance of $50,000 or such other amount as is determined by the Board of Managers.

Robeco-Sage Multi-Strategy Fund, L.L.C.

          Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.

          The Note pursuant to which a tendering Member will receive the payment will be mailed directly to the tendering Member. Any payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.

          The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $25 million, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or
(c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members or from the proceeds of the sale of securities and portfolio assets held by the Fund.

          7. CERTAIN CONDITIONS OF THE OFFER.

          The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking

Robeco-Sage Multi-Strategy Fund, L.L.C.

moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund; (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8. CERTAIN INFORMATION ABOUT THE FUND.

          The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 909 Third Avenue, 32nd Floor, New York, NY 10022 and the telephone number is (212) 908-9660. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

          At a meeting of the Fund's Board of Managers (the "Board") held on August 25, 2010, the Board authorized the Fund to pursue making an election to be classified as an association taxable as a corporation and to seek to qualify as a "regulated investment company" (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended. The Fund expects to elect to be classified as an association taxable as a corporation for Federal tax purposes, as of January 1, 2011 (the "Effective Date"). The Fund also expects to modify its tax filings so as to qualify for tax treatment substantially similar to that of publicly offered mutual funds, rather than as a partnership for Federal tax purposes. The transition to the new tax treatment (the "Tax Transition"), which is described more fully below, will enable the Fund to report tax information to members of the Fund ("Members") annually on Form 1099 (rather than on Schedule K-1, as is now the case) and would simplify how Members report their income from the Fund on their income tax returns. For the reasons discussed below, the Adviser believes that Tax Transition will be beneficial to the Fund and Members.

          No material changes in the investment program or day-to-day management of the Fund are contemplated in connection with the new tax treatment.

          The Fund has filed a supplement to its prospectus, a copy of which is enclosed, that provides further details on the Tax Transition including a summary of the risks associated therewith. Also enclosed is a form of the Fund's Amended and Restated Limited Liability Company Agreement ("LLC Agreement"), reflecting the changes relating to the Tax Transition.

          The Board may determine to cease the Tax Transition and postpone or withdraw its authorization for the Fund to change its tax status. This determination will only be made if

Robeco-Sage Multi-Strategy Fund, L.L.C.

the Board determines that it would be consistent with the best interests of the Fund and its investors. You would, of course, receive notice of such change.

          The Fund's investment adviser (the "Adviser") believes that the change in the tax treatment will not necessitate any material changes in the Fund's investment program or in the management of the Fund's investment portfolio (although the Adviser will need to obtain certain information from underlying portfolio funds ("Portfolio Funds") and/or structure the Master Fund's investments in Portfolio Funds in such manner so as to assure qualification as a RIC, and the Adviser may determine not to make certain investments that would adversely affect the Fund's ability to qualify as a RIC). In addition, the change in tax treatment will not affect the value of your Units. The Fund's new tax treatment will, however, require that the Fund's current "capital account" structure (in which net increases and decreases in the net value of the Fund's assets are allocated to and reflected as changes in the value of each Member's capital account, generally on a PRO RATA basis) be replaced by a structure in which Members will participate in the Fund's gains, losses and income on the basis of the number of Units of the Fund they hold relative to the total number of Units outstanding. A form of the revised LLC Agreement reflecting the forgoing changes is enclosed.

          Because the new tax treatment will require the Fund to make certain annual distributions to Members, the Fund also expects to establish a program for the automatic reinvestment of these distributions in the Fund. Under the program, when a Member's distribution is reinvested, additional Fund units will be issued to that Member in an amount equal in value to the distribution. Unless you inform the Fund otherwise, you will be enrolled automatically in the reinvestment program. Should you wish to opt out of the program, please contact UMB Fund Services, Inc., the Fund's transfer agent at 1-877-491-4991 to complete the necessary instructions.

          Beginning with the tax year ending December 31, 2011, the Fund expects that Members will receive tax reporting from the Fund on Form 1099 only. However, depending on when the transition to the new tax treatment is completed, there is a possibility that Members may receive reports from the Fund on both Form 1099 and Schedule K-1 for the tax year ending December 31, 2011. Thereafter, only Form 1099s would be used. The Adviser believes that the election of the Fund to be classified as an association taxable as a corporation and its qualification as a RIC should not be a taxable event to Members. Nevertheless, there is no assurance that the Internal Revenue Service will agree with such a position, in which case it may treat the transaction as a taxable event to Members. Members should consult their tax advisers regarding the specific tax consequences associated with this change in tax treatment of the Fund.

          The Fund does not expect the Tax Transition (and the related amendments to the LLC Agreement) to affect materially the amount of Units tendered by Members for purchase by the Fund in the Offer to Purchase. However, to the extent there is a significant increase in Units tendered in the Offer to Purchase, or in future similar offers made by the Fund, the net assets of the Fund could be reduced by a greater amount than would otherwise be the case. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell portfolio investments it would not otherwise have sold, or result in Members who do not tender their Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease proportionately with the reduction in net

Robeco-Sage Multi-Strategy Fund, L.L.C.

assets of the Fund. These effects may be reduced or eliminated to the extent that the Fund receives investments from new investors and existing Members.

          Except as disclosed above, none of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund's intention to accept purchases for Units on the first business day of each month or more or less frequently in the sole discretion of the Board of Managers) or the disposition of Units; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers, or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

          The Fund invests substantially all of its assets in Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the "Master Fund"), which has the same investment objective and substantially the same investment policies as those of the Fund.

          The Fund may only withdraw assets from the Master Fund by subscribing to periodic repurchases conducted by the Master Fund. In this regard, it is expected that the Board of Managers of the Master Fund will authorize a repurchase offer for Master Fund units as of December 31, 2010 which could accommodate the Fund's repurchases conducted under this Offer.

          Based on July 31, 2010 estimated values, Robeco Investment Management, Inc. ("RIM") owns approximately $500,000 in Units.

          The Fund has been informed that RIM plans on tendering all or a portion of its Units pursuant to the terms of the Offer. Except for the foregoing, to the Fund's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.

          Other than the acceptance of purchases for Units on June 1, 2010 and July 1, 2010, there have been no transactions involving the Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser or any Manager.

          9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

Robeco-Sage Multi-Strategy Fund, L.L.C.

          The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

          In general, a Member from which Units are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then-adjusted tax basis in such Member's Units. A Member's basis in the Member's Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Units. A Member's basis in the Member's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then-adjusted tax basis in such Member's Units.

          10. MISCELLANEOUS.

          The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Adviser believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting UMB at the address and telephone number set forth on page 5 or from the SEC's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, D.C. 20549 - 0508.

                                     ANNEX A

          The following financial statements were previously filed with the SEC and mailed to Members:

          Unaudited Financial Statements for the Period Ended September 30, 2008, previously filed with the SEC on Form N-CSR on December 10, 2008.

          Audited Financial Statements for the Period Ended March 31, 2009, previously filed with the SEC on Form N-CSR on June 8, 2009.

          Unaudited Financial Statements for the Period Ended September 30, 2009, previously filed with the SEC on Form N-CSR on December 7, 2009.

          Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June 11, 2010.

                                    EXHIBIT C

                              LETTER OF TRANSMITTAL

                                    Regarding

                                      Units

                                       of

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase

                              Dated August 30, 2010

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

            AT, 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 27, 2010,
                     AND THIS LETTER OF TRANSMITTAL MUST BE

             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
              ON SEPTEMBER 27, 2010 UNLESS THE OFFER IS EXTENDED.

          COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN OR DELIVER TO:

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                           c/o UMB Fund Services, Inc.
                                 P.O. Box 2175
                           Milwaukee, Wisconsin 53201
                        Attn: Tender Offer Administrator

                           For additional information:

                              Phone: (877) 491-4991

                               Fax: (816) 860-3140

Robeco-Sage Multi-Strategy Fund, L.L.C.

Ladies and Gentlemen:

          The undersigned hereby tenders to Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the units of limited liability company interests in the Fund (a "Unit" or "Units" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated August 30, 2010 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

          The undersigned hereby sells to the Fund the Units tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Units tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Units of the Fund or portions thereof tendered hereby.

          A promissory note for the purchase price will be mailed to the undersigned. The initial payment of the purchase price for the Units tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund. The promissory note will also reflect the contingent payment portion of the purchase price (the "Contingent Payment"), if any, as described in Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the promissory note will also be made by wire transfer of funds to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Units will be based on the unaudited net asset value of the Fund as of December 31, 2010 or, if the Offer is extended, approximately 95 days after the expiration date of the Offer, as described in Section 7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2011, the Fund's fiscal year end, and will be paid promptly thereafter.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding

Robeco-Sage Multi-Strategy Fund, L.L.C.

on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:

ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C., C/O UMB FUND SERVICES, INC., P.O. BOX 2175, MILWAUKEE WI 53201, ATTN: TENDER OFFER ADMINISTRATOR.

FOR ADDITIONAL INFORMATION:  PHONE: (877) 491-4991 FAX: (816) 860-3140.

PART 1. NAME AND ADDRESS:

     Name of Member: ___________________________________________________________

     Social Security No. _____________________

     or Taxpayer _____________________________

     Identification No.: _____________________

     Telephone Number: (_______)______________

PART 2. AMOUNT OF UNITS OF LIMITED LIABILITY COMPANY INTERESTS IN THE FUND BEING
TENDERED:

     [ ]  All Units.

     [ ] Portion of Units expressed as a specific dollar value. (A minimum interest with a value greater than: $50,000, or such other amount as is determined by the Board of Managers, must be maintained in the Fund (the "Required Minimum Balance").)

                                $________________

     [ ] Portion of Units. (A minimum interest with a value greater than the Required Minimum Balance must be maintained in the Fund.)

                           Number of Units: __________

     [ ]   All Units in excess of the Required Minimum Balance.

* The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Robeco-Sage Multi-Strategy Fund, L.L.C.

PART 3. PAYMENT.

     CASH PAYMENT

     Cash Payments shall be wire transferred to the following account:

                      ____________________________________
                                  Name of Bank

                      ____________________________________
                                 Address of Bank

                      ____________________________________
                                   ABA Number

                      ____________________________________
                                 Account Number

                      ____________________________________
                        Name Under Which Account Is Held

     PROMISSORY NOTE

     The promissory note reflecting both the initial portion of the purchase price and balance due, if applicable, will be mailed directly to the undersigned to the address of the undersigned as maintained in the books and records of the Fund.

Robeco-Sage Multi-Strategy Fund, L.L.C.

PART 4. SIGNATURE(S).

FOR INDIVIDUAL INVESTORS AND            FOR OTHER INVESTORS:
JOINT TENANTS:


-------------------------------------   -------------------------------------
Signature                               Print Name of Investor

(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON INVESTOR CERTIFICATION)


-------------------------------------   -------------------------------------
Print Name of Investor                  Signature

                                        (SIGNATURE OF OWNER(S) EXACTLY AS
                                        APPEARED ON INVESTOR CERTIFICATION)


-------------------------------------   -------------------------------------
Joint Tenant Signature if necessary     Print Name of Signatory and Title

(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON INVESTOR CERTIFICATION)


-------------------------------------   -------------------------------------
Print Name of Joint Tenant              Co-signatory if necessary

                                        (SIGNATURE OF OWNER(S) EXACTLY AS
                                        APPEARED ON INVESTOR CERTIFICATION)

Robeco-Sage Multi-Strategy Fund, L.L.C.


                                        -------------------------------------
                                        Print Name and Title of Co-signatory

Date:
      ---------------

                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                               Regarding Units of

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase

                              Dated August 30, 2010

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

             AT 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 27, 2010,
                     AND THIS NOTICE OF WITHDRAWAL MUST BE

             RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME,
              ON SEPTEMBER 27, 2010, UNLESS THE OFFER IS EXTENDED.

          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                     Robeco-Sage Multi-Strategy Fund, L.L.C.
                           c/o UMB Fund Services, Inc.
                                 P.O. Box 2175
                           Milwaukee, Wisconsin 53201
                        Attn: Tender Offer Administrator

                           For additional information:

                              Phone: (877) 491-4991

                               Fax: (816) 860-3140

Robeco-Sage Multi-Strategy Fund, L.L.C.

Ladies and Gentlemen:

     The undersigned wishes to withdraw the tender of its units of limited liability company interests ("Units") in Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund"), or the tender of a portion of such Units, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________________.

This tender was in the amount of:

     [ ]  All Units.

     [ ] Portion of Units expressed as a specific dollar value. (A minimum value greater than: $50,000, or such other amount as is determined by the Board of Managers must be maintained in the Fund (the "Required Minimum Balance.")

          $________________

     [ ] Portion of Units. (Must have a value greater than: $50,000, or such other amount as is determined by the Board of Managers.)

          Number of Units: __________

     [ ]  All Units in excess of the Required Minimum Balance.

     The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Units of the Fund (or portion of the Units) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Robeco-Sage Multi-Strategy Fund, L.L.C.

SIGNATURE(S).

FOR INDIVIDUAL INVESTORS AND            FOR OTHER INVESTORS:
JOINT TENANTS:


-------------------------------------   -------------------------------------
Signature                               Print Name of Investor

(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON INVESTOR CERTIFICATION)


-------------------------------------   -------------------------------------
Print Name of Investor                  Signature

                                        (SIGNATURE OF OWNER(S) EXACTLY AS
                                        APPEARED ON INVESTOR CERTIFICATION)


-------------------------------------   -------------------------------------
Joint Tenant Signature if necessary     Print Name of Signatory and Title

(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON INVESTOR CERTIFICATION)


-------------------------------------   -------------------------------------
Print Name of Joint Tenant              Co-signatory if necessary

                                        (SIGNATURE OF OWNER(S) EXACTLY AS
                                        APPEARED ON INVESTOR CERTIFICATION)


                                        -------------------------------------
                                        Print Name and Title of Co-signatory

Robeco-Sage Multi-Strategy Fund, L.L.C.

Date:
      ---------------

                                    EXHIBIT E

          Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Units.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ALL OF YOUR UNITS OF THE FUND.

Dear Member:

          Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of units of limited liability company interests ("Units") in the Fund.

          Because you have tendered and the Fund has purchased your entire investment, you have been paid a note ("Note"). The Note entitles you to receive 95% of the purchase price based on the unaudited net asset value of the Fund as of December 31, 2010 (the "Valuation Date"), or the applicable date if the offer is extended, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _______, approximately one month after the Valuation Date, unless the Valuation Date of the Units has changed or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested.

          The terms of the Note provide that a contingent payment (the "Contingent Payment") representing the balance of the purchase price, if any, will be paid to you after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2011, and is subject to a fiscal year end audit adjustment. This amount will be paid promptly after the conclusion of the fiscal year end audit according to the terms of the tender offer. We expect the audit to be completed by the end of May 2011.

          Should you have any questions, please feel free to contact UMB Fund Services, Inc. at (877) 491-4991.

                                        Sincerely,


                                        Robeco-Sage Multi-Strategy Fund, L.L.C.

Enclosure

Robeco-Sage Multi-Strategy Fund, L.L.C.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR UNITS OF THE FUND.

Dear Member:

          Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your units of limited liability company interests ("Units") in the Fund.

          Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note ("Note"). The Note entitles you to receive payment of 100% of the purchase price based on the unaudited net asset value of the Fund as of December 31, 2010 (the "Valuation Date"), in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _______, approximately one month after the Valuation Date, unless the Valuation Date of the Units has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer

          You remain a member of the Fund with respect to the portion of your Units of the Fund that you did not tender.

          Should you have any questions, please feel free to contact UMB Fund Services, Inc. at (877) 491-4991.

                                        Sincerely,


                                        Robeco-Sage Multi-Strategy Fund, L.L.C.

Enclosure

     SUPPLEMENT DATED AUGUST 30, 2010 TO THE PROSPECTUS DATED JULY 19, 2010

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
                                  (the "Fund")

                                   ----------

          Capitalized terms used in this Supplement that are not defined herein have the same meanings as set forth in the Prospectus:

          At a meeting of the Fund's Board of Managers (the "Board") held on August 25, 2010, the Board authorized the Fund to pursue making an election to be classified as an association taxable as a corporation and to seek to qualify as a "regulated investment company" under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended. The Fund also expects to modify its tax filings so as to qualify for tax treatment substantially similar to that of many other publicly offered mutual funds, rather than as a partnership for Federal tax purposes. The new tax treatment would simplify fund reporting to investors, allowing tax reports to be made on Form 1099 instead of the more complex Schedule K-1.

          The Fund currently has a capital account structure (allowing net increases and decreases in the net value of the Fund's assets to be allocated to and reflected as changes in the value of each investor's capital account generally on a pro rata basis). Assuming completion of the Fund's transition to the new tax treatment (the "Tax Transition"), that structure would be replaced by a standard corporate-type structure in which members in the Fund ("Members") would participate in the Fund's gains, losses and income on the basis of the number of units of the Fund ("Units") they hold relative to the total number of Units outstanding. Individual capital accounts would be replaced with a general Fund account.

          The Fund intends to establish a program for the automatic reinvestment of certain annual distributions that the Fund will be required to make. Under the Fund's program, when a Member's distribution is reinvested, additional Units will be issued to that Member in an amount equal in value to the distribution. Unless the Fund is informed otherwise by notice to UMB Fund Services, Inc., the Fund's transfer agent, Members will be enrolled automatically in the reinvestment program. Dividends and distributions are taxable to the recipient whether they are reinvested in Units or received as cash.

          Assuming the Tax Transition is completed, the Fund would elect to be classified as an association taxable as a corporation for Federal tax purposes, as of January 1, 2011 (the "Effective Date"). The Board may determine to cease the Tax Transition and postpone or withdraw its authorization for the Fund to change its tax status. This determination would only be made if the Board determines that it would be consistent with the best interests of the Fund and its investors. Members would, of course, receive notice of such change. Assuming the Tax Transition is completed, the Prospectus would be subject to the following revisions:

1. The third bullet under the subsection entitled "OFFERING SUMMARY - Risk Factors" beginning on page 4 would be deleted and replaced with the following:

     - There are certain tax risks and additional costs associated with the Fund's taxation as a RIC. With respect to risks, the Fund would need to satisfy various asset diversification and source-of-income tests. This will require support from Portfolio Funds. The Fund would also be required each December to make certain "excise tax" calculations on certain undistributed income of the Fund based on income and gain information that must be obtained by the Fund from Portfolio Funds. If the Fund does not receive accurate information from Portfolio Funds or does not satisfy the applicable tests for RIC qualification, the Fund could be subject to the excise tax on undistributed income or subject to tax on its income. (SEE "Tax Aspects.") With respect to costs, the Fund would incur certain costs relating to tax compliance and reinvestment of dividends and other distributions. In addition, to facilitate investments that the Adviser believes to be attractive in a manner consistent with RIC qualification requirements, the Fund might, in certain situations, invest in "passive foreign investment companies" (which are offshore investment funds that are treated as corporations for U.S. tax purposes). Such investments may involve costs or other inefficiencies to the Fund, including U.S. withholding taxes, that the Fund does not incur when it invests in U.S. domestic investment funds. (SEE "Tax Aspects.")

2. The subsection entitled "OFFERING SUMMARY - Allocation of Net Profits and Net Losses" beginning on page 10 would be deleted in its entirety.

3. The subsection entitled "OFFERING SUMMARY - Taxation" on page 13 would be deleted and replaced with the following:

          The Fund expects to elect to be classified as an association taxable as a corporation and intends to qualify as a "regulated investment company" under Subchapter M of the Code, so that the Fund is no longer treated as a partnership for Federal tax purposes (the "Tax Transition"). As a regulated investment company under Subchapter M of the Code, each year that the Fund qualifies as a regulated investment company and distributes to its Members generally at least 90% of its "investment company taxable income" (as defined in the Code) it will pay no U.S. federal income tax on the earnings or capital gains it distributes. This avoids a "double tax" on that income and net capital gains since holders of Units normally will be taxed on the dividends and net capital gains they receive from the Fund (unless their Units are held in a retirement account that permits tax deferral or the holder is otherwise exempt from tax). Tax-exempt U.S. investors will not incur unrelated business taxable income with respect to an investment in Units if they do not borrow to make the investment. Certain requirements under Subchapter M and additional information regarding the Fund's new tax treatment are described in this prospectus supplement. (SEE "Tax Aspects.") No material changes in the investment program or day-to-day management of the Fund are contemplated in connection with the new tax treatment (although the Adviser will need to obtain certain information from Portfolio Funds and/or structure the Master Fund's investments in Portfolio Funds in such manner so as to assure qualification as a RIC, and the Adviser may determine not to make certain investments that would adversely affect the Fund's ability to qualify as a RIC). Following the Tax Transition, the

Fund's tax reporting to Members will be made on IRS Form 1099 instead of Schedule K-1. (SEE "Tax Aspects.")

4. The section "ADDITIONAL RISK FACTORS" beginning on page 31 would be supplemented by the following:

          SPECIAL TAX RISKS

          Special tax risks are associated with an investment in the Fund. As of January 1, 2011 (the "Effective Date"), the Fund expects to elect to be classified as an association taxable as a corporation, and intends to meet the requirements necessary to, qualify as a "regulated investment company" or "RIC" under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements imposed by Subchapter M. Each of these ongoing requirements for qualification for the favorable tax treatment for RICs requires that the Fund obtain information from the Portfolio Funds in which the Fund, through the Master Fund, is invested.

          If before the end of any quarter of its taxable year, the Fund believes that it may fail the Subchapter M asset diversification requirement, the Fund may seek to take certain actions to avert such a failure. The Fund, through the Master Fund, may try to acquire additional interests in Portfolio Funds to bring itself into compliance with the Subchapter M asset diversification test. However, the disposition of non-diversified assets, an action frequently taken by RICs to avert such a failure, may be difficult for the Fund to pursue because the Master Fund may effect withdrawals from a Portfolio Fund only at certain times specified by the governing documents of the particular fund. While relevant provisions also afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund's ability to effect a withdrawal from a Portfolio Fund referred to above may limit utilization of this cure period.

          If the Fund fails to satisfy the Subchapter M asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to the Members. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund's current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Units and the amount of the Fund's distributions. (SEE "Tax Aspects.")

5. The subsection entitled "ADDITIONAL RISK FACTORS - Distributions to Members" beginning on page 31 would be deleted in its entirety.

6. The paragraph under the subsection entitled "ADDITIONAL RISK FACTORS - Other Considerations" beginning on page 34 would be revised to read as follows:

          CONSIDERATIONS FOR ERISA PLANS AND OTHER TAX-EXEMPT INVESTORS. Investors subject to the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the prohibited transaction provisions of Section 4975 of the Code, and other tax-exempt investors, may purchase Units. Because the Fund is a registered investment company, the Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. Similarly, because the Master Fund is a registered investment company, the Master Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. For further information regarding an investment in the Fund by investors subject to ERISA, see "ERISA Considerations." Because the Portfolio Funds and, to a lesser extent, the Fund and the Master Fund may use leverage, and the Portfolio Funds may engage in certain business activities, a tax-exempt investor who was an investor prior to the Tax Transition may have incurred income tax liability to the extent the Fund's transactions were treated as giving rise to unrelated business taxable income. In such circumstances, investors subject to ERISA and other tax-exempt investors may be required to file tax returns and pay taxes on such UBTI. Because the Fund expects to elect to be classified as an association taxable as a corporation (and intends to qualify as a "regulated investment company" under Subchapter M of the Code), tax-exempt U.S. investors will no longer incur unrelated business taxable income as a result of a leveraged investment by the Fund or a Portfolio Fund. If, however, a tax-exempt investor finances its investment in the Fund with debt, the dividend income paid by the Fund and generally any gain realized on the sale of Units would give rise to unrelated business taxable income to such tax-exempt investor. (SEE "Tax Aspects" and "ERISA Considerations.")

7. The subsections entitled "CAPITAL ACCOUNTS AND ALLOCATIONS - Capital Accounts; - Allocation of Net Profits and Net Losses; - Allocation of Special Items - Certain Withholding Taxes and Other Expenditures; and - Reserves" beginning on page 47 would be deleted in their entirety.

8. The first paragraph of the subsection "CAPITAL ACCOUNTS AND ALLOCATIONS - Net Asset Valuation" beginning on page 48 would be deleted and replaced by the following. In addition, the heading for the section entitled "CAPITAL ACCOUNTS AND ALLOCATIONS" would be renamed "NET ASSET VALUATION."

          The Fund sells Units at their offering price, which is equal to the "net asset value" per Unit, plus the applicable sales load described in the "Summary of Fund Expenses" on page 15. The net asset value of the Fund will be computed as of the close of business on the following days: (i) the last day of each fiscal year, (ii) the last day of a taxable year (if it differs from the fiscal year), (iii) the day preceding the date as of which any Units are purchased, or (iv) any day as of which the Fund repurchases any Units. The Fund's net asset value is the value of the Fund's assets less its liabilities, and its net asset value per Unit equals that net asset value divided by the number of then issued and outstanding Units.

9. The following section entitled "DIVIDENDS AND CAPITAL GAINS" would be added before the section entitled "TAX ASPECTS" beginning on page 58:

DIVIDENDS

          The amount of any dividends the Fund pays may vary over time, depending on market conditions, the composition of the Fund's investment portfolio, the expenses borne by the

Units, any distributions made to the Fund by the underlying Portfolio Funds, and applicable distribution requirements imposed on the Fund by Subchapter M under the Code. Nonetheless, the Fund cannot guarantee that it will pay any dividends or other distributions.

CAPITAL GAINS DISTRIBUTIONS

          A Portfolio Fund may realize capital gains on the sale of portfolio securities. If it does, the Fund may make distributions out of any net short-term capital gains (taxable at ordinary income rates) or long-term capital gains, normally in December of each year. The Fund may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Fund will pay any capital gains distributions in a particular year.

CHOICE FOR RECEIVING DISTRIBUTIONS

          When you open your account, you may specify on your application how you would prefer to receive your dividends and distributions. Because the Fund's tax treatment requires the Fund to make certain annual distributions to Members, the Fund has established a program for the automatic reinvestment of these distributions in the Fund. Under the program, when a Member's distribution is reinvested, additional Units will be issued to that Member in an amount equal in value to the distribution. Unless you provide specific instructions as to the method of payment, dividends and distributions will be automatically reinvested, without sales charge, in additional full and fractional Units.

          Dividends and distributions are generally taxable to Members, as discussed below, whether they are reinvested in Units or received in cash. Unless you inform the Fund otherwise, you will be enrolled automatically in the reinvestment program. You may, at any time, elect to have dividends or distributions paid in cash, rather than reinvested in additional Units (provided that a minimum account balance of $50,000 (or $25,000 in the case of Members who are employees of the Adviser or a Selling Agent and their affiliates, and members of their immediate families and, in the sole discretion of the Adviser, as applicable, the Managers, attorneys and other professionals engaged on behalf of the Fund and members of their immediate families), as of the date that the Fund values Units for repurchase, is maintained). If you wish to opt out of the program and to receive your dividends and distributions in cash, please contact UMB Fund Services, Inc. ("UMB"), the Fund's transfer agent at 1-877-491-4991 to complete the necessary instructions. Members who held Units prior to January 1, 2011 will be enrolled in this program unless they elect otherwise by notice to UMB.

10. The section entitled "TAX ASPECTS" beginning on page 58 would be supplemented by the following:

          Prior to January 1, 2011, the Fund was treated as a partnership for Federal tax purposes. As of that date, however, the Fund intends to elect to be classified as an association taxable as a corporation and intends to qualify as a "regulated investment company" under Subchapter M of the Code, so that the Fund is no longer treated as a partnership for Federal tax purposes. Based on the diversified nature of the Fund's investments, the Adviser believes that the election of the Fund to be classified as an association taxable as a corporation for Federal tax purposes should not be a taxable event to the Members. Nevertheless, there is no assurance that the Internal Revenue Service (the "IRS") will agree with such position, in which case it may treat the Tax Transition as a taxable event to the Members. Certain requirements of Subchapter M and additional information regarding the Fund's new tax treatment following the Tax Transition are described below in "Tax Treatment after the Tax Transition."

          The Fund's current treatment as a partnership for Federal tax purposes does not subject the Fund itself to Federal income tax. The Fund will file an annual partnership information return for 2010 with the IRS which reports the results of operations for the period prior to the Tax Transition. Each investor who was an investor prior to that date will be required to report separately on its income tax return its distributive share of the Fund's income, gain, loss, deduction or credits. Each Member is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund.

          Members holding Units for any period on or after January 1, 2011 will be subject in respect of the Units to the following tax aspects of the Fund. Members holding Units both before and on or after January 1, 2011 will be subject to both the tax treatment described above and in the following sections.

TAX TREATMENT AFTER THE TAX TRANSITION

          The Fund intends to qualify as a regulated investment company under Subchapter M of the Code. In each year that the Fund so qualifies, it will pay no federal income tax on the earnings or capital gains it distributes to its Members. This avoids a "double tax" on that income and capital gains, since Members normally will be taxed on the dividends and capital gains they receive from the Fund (unless their Units are held in a retirement account or the Member is otherwise exempt from tax). Tax-exempt U.S. investors will not incur unrelated business taxable income as a result of a leveraged investment by the Fund. If, however, a tax-exempt investor finances its investment in the Fund with debt, the dividend income paid by the Fund and generally any gain realized on the sale of Units would give rise to unrelated business taxable income to such tax-exempt investor. The Adviser will be responsible for reviewing, analyzing and interpreting the format and content of the compliance reports, and will be responsible for assessing whether the Fund is in compliance with applicable requirements under Subchapter M of the Code.

          You should be aware of the following tax implications of investing in the Fund:

     - Dividends paid from net investment income and short-term capital gains are taxable as ordinary income. For taxable years beginning on or before December 31, 2010, dividends paid from net investment taxable income that are designated by the Fund as being derived from "qualified dividend income" are taxable to individuals at the reduced rates currently applicable to long-term capital gains. Distributions of the Fund's long-term capital gains are taxable as long-term capital gains. It does not matter how long you have held your Units. Absent future legislation, the reduced rates will cease to apply for taxable years beginning after December 31, 2010.

     - Every calendar year the Fund will send you and the IRS a statement showing the amount of any taxable dividends, including the amount that qualifies as qualified dividend income, and other distributions the Fund paid to you in the previous calendar year. The tax information the Fund sends you will separately identify any long-term capital gains distribution the Fund paid to you.

     - Because the Unit prices fluctuate, you may have a capital gain or loss when your Units are repurchased or you exchange them. A capital gain or loss is the difference between the price you paid for the Units and the price you received when they were accepted for repurchase or exchange. Generally, when Units you have tendered are repurchased, you must recognize any capital gain or loss on those Units. Capital gains will be long-term or short-term depending on how long you have held the Units.

     - If you buy Units on the date or just before the date the Fund declares a capital gains distribution, a portion of the purchase price for the Units will be returned to you as a taxable distribution.

          RETURNS OF CAPITAL CAN OCCUR. In certain cases, distributions made by the Fund may be considered a non-taxable return of capital to Members. The Fund will identify returns of capital in Member notices.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY

          As a regulated investment company, the Fund is not subject to U.S. Federal income tax on the portion of its investment company taxable income, as that term is defined in the Code, and net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes to Members. That qualification enables the Fund to "pass through" its distributed income and net capital gains to Members without the Fund having to pay tax on them. The Code contains a number of complex tests relating to qualification that the Fund might not meet in a particular year. If the Fund does not qualify as a RIC during any period, it would be treated for U.S. Federal income tax purposes as an ordinary corporation and would receive no tax deduction for payments made to Members during that period.

          To qualify as a regulated investment company, the Fund must distribute at least 90% of its investment company taxable income and net tax-exempt income for the taxable year. The Fund must also satisfy certain other requirements of the Code, some of which are described below. Distributions by the Fund made during the taxable year or, under specified circumstances, within twelve months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

          To qualify as a regulated investment company, the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies (to the extent such currency gains are directly related to the regulated investment company's principal business of investing in stock or securities) or net income derived from an interest in a "qualified publicly traded partnership" (as defined in the Code).

          In addition to satisfying the requirements described above, the Fund must satisfy an asset diversification test in order to qualify as a regulated investment company. Under that test, at the close of each quarter of the Fund's taxable year, at least 50% of the value of the Fund's assets must consist of cash and cash items, U.S. Government securities, securities of other regulated investment companies, and securities of "other issuers." As to each of those "other issuers," the Fund must not have invested more than 5% of the value of the Fund's total assets in securities of each such issuer and the Fund must not hold more than 10% of the outstanding voting securities of each such issuer. In addition, no more than 25% of the value of the Fund's total assets may be invested in (i) the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), (ii) in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses or (iii) the securities of one or more qualified publicly traded partnerships. For purposes of this test, obligations issued or guaranteed by certain agencies or instrumentalities of the U.S. Government are treated as U.S. Government securities.

          Satisfaction of the various tests that must be met to maintain the Fund's tax status as a regulated investment company under Subchapter M of the Code requires significant support from the underlying Portfolio Funds. In addition, as a related matter, the Fund is required each December to make certain "excise tax" calculations based on income and gain information that must be obtained from the underlying Portfolio Funds. The risks of not receiving accurate information from the Portfolio Funds include failing to satisfy the Subchapter M qualification tests and incurring the excise tax on undistributed income.

EXCISE TAX ON REGULATED INVESTMENT COMPANIES

          Under the Code, by December 31 of each year, the Fund must distribute, or be deemed to have distributed, an amount at least equal to the sum of (1) 98% of its ordinary income earned from January 1 through December 31 of that year,
(2) 98% of its capital gains realized in the period from November 1 of the prior year through October 31 of the current year, and (3) all such ordinary income and capital gains for previous years that were not distributed during those years. If it does not, the Fund must pay a non-deductible 4% excise tax on the amounts not distributed. To meet these requirements, the Fund might, in certain circumstances, be required to liquidate portfolio investments to make sufficient distributions. However, the Board and the Adviser might determine in a particular year that it would be in the best interests of Members for the Fund not to make such distributions at the required levels and to pay the excise tax on the undistributed amounts. That would reduce the amount of income or capital gains available for distribution to Members.

FAILURE TO QUALIFY AS A REGULATED INVESTMENT COMPANY

          If, in any taxable year, the Fund fails to qualify as a regulated investment company under the Code, the Fund will be taxed in the same manner as an ordinary corporation and distributions to its Members will not be deductible by the Fund in computing its taxable income. In addition, in the event of a failure to qualify as a regulated investment company, the

Fund's distributions, to the extent derived from the Fund's current or accumulated earnings and profits, will constitute dividends, which will generally be eligible for the dividends received deduction available to corporate Members. Furthermore, in such event, individual Members of the Fund would generally be able to treat such distributions as "qualified dividend income" eligible for reduced rates of U.S. Federal income taxation in taxable years beginning on or before December 31, 2010. Absent future legislation, the reduced rates will cease to apply for taxable years beginning after December 31, 2010.

DISTRIBUTIONS

          Dividends paid out of the Fund's investment company taxable income will be taxable to a Member as ordinary income to the extent of the Fund's earnings and profits, whether such dividends are paid in cash or reinvested in additional Units. If a portion of the Fund's income consists of dividends paid by U.S. corporations (other than REITs), a portion of the dividends paid by the Fund to corporate Members may be eligible for the corporate dividends received deduction. In addition, for taxable years beginning on or before December 31, 2010, distributions of investment company taxable income that are designated by the Fund as derived from qualified dividend income are taxed to individuals at the reduced rates currently applicable to long-term capital gain. Qualified dividend income generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Certain holding period and other requirements must be met by both the Member and the Fund for distributions to be eligible for the corporate dividends received deduction or the preferential individual tax rates that apply to qualified dividend income, as the case may be. Distributions of net capital gain, if any, designated as capital gain dividends are taxable to a Member as long-term capital gain, regardless of how long the Member has held Units. Long-term capital gain rates for individuals have been temporarily reduced to 15% (with lower rates for individuals in the 10% and 15% rate brackets) for taxable years beginning on or before December 31, 2010. Absent future legislation, the reduced rates on qualified dividends and long-term capital gains will cease to apply to taxable years beginning after December 31, 2010. A distribution of an amount in excess of the Fund's current and accumulated earnings and profits will be treated by a Member as a return of capital, which is applied against and reduces the Member's basis in its Units. To the extent that the amount of any such distribution exceeds the Member's basis in its Units, the excess will be treated by the Member as gain from a sale or exchange of the Units. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Units.

          The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its Members, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each Member will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its Units by an amount equal to the deemed distribution less the tax credit.

          Dividends designated by the Fund and received by corporate Members of the Fund will qualify for the dividends received deduction to the extent of qualifying dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a qualifying dividend (1) if the Fund fails to meet certain holding period requirements for the stock on which the dividend is paid, (2) to the extent that the Fund is under an obligation to make related payments with respect to positions in substantially similar or related property, or (3) to the extent the stock on which the dividend is paid is treated as debt financed. Moreover, the dividends received deduction may be disallowed or reduced if the corporate Member fails to satisfy the foregoing requirements with respect to Units or by applications of the Code.

          Members will be notified annually as to the U.S. Federal income tax status of distributions, and Members receiving distributions in the form of additional Units will receive a report as to the net asset value of those Units.

SALE OR EXCHANGE OF UNITS

          Upon the sale or other disposition of Units (including through the repurchase of Units by the Fund) that a Member holds as a capital asset, the Member may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Member's adjusted tax basis in the Units sold. Such gain or loss will be long-term or short-term, depending upon the Member's holding period for the Units. Generally, a Member's gain or loss will be a long-term gain or loss if the Units have been held for more than one year.

          Any loss realized on a sale or other disposition will be disallowed to the extent that the Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of the Units. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Member on a disposition of Units held by the Member for six months or less will be treated as a long-term capital loss to the extent of any capital gains distributions received by the Member (or amounts credited as undistributed capital gains) with respect to such Units.

          Under Treasury regulations, if a Member recognizes a loss with respect to Units of $2 million or more for an individual Member or $10 million or more for a corporate Member, the Member must attach to its tax return and also separately file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, members of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to members of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Members should consult their tax advisors to determine the applicability of these regulations in light of their particular circumstances.

HEDGING AND DERIVATIVES TRANSACTIONS

          Certain of the Fund's hedging and derivatives transactions are subject to special and complex U.S. Federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions. These rules could therefore affect the character, amount and timing of distributions to Members. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.

OTHER INVESTMENTS

          The Fund may invest in debt obligations purchased at a discount with the result that the Fund may be required to accrue income for U.S. Federal income tax purposes before amounts due under the obligations are paid. The Fund may also invest in domestic and foreign "high yield" securities. A portion of the interest payments on such high yield securities may be treated as dividends for certain U.S. Federal income tax purposes.

          As a result of investing in securities purchased at a discount or any other investment that produces income that is not matched by a corresponding cash distribution to the Fund, the Fund could be required to include in current income it has not yet received. Any such income would be treated as income earned by the Fund and therefore would be subject to the distribution requirements of the Code. This might prevent the Fund from distributing 90% of its investment company taxable income as is required in order to avoid Fund-level U.S. Federal income taxation on all of its income, or might prevent the Fund from distributing enough ordinary income and capital gain net income to avoid completely the imposition of the excise tax. To avoid this result, the Fund may be required to borrow money or dispose of securities to be able to make distributions to its Members.

PASSIVE FOREIGN INVESTMENT COMPANIES

          If the Fund purchases shares in passive foreign investment companies ("PFICs"), the Fund may be subject to U.S. Federal income tax on a portion of any "excess distribution" or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its Members. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. If the Fund were to invest in a PFIC and elect to treat the PFIC as a "qualified electing fund" under the Code (a "QEF"), the Fund would be required, in lieu of the foregoing requirements, to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if not distributed to the Fund. The Fund may not be able to make this election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy. Alternatively, the Fund could elect to mark-to-market at the end of each taxable year its shares in a PFIC. In this case, the Fund would recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value, to the extent it did not exceed prior increases in income. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable year and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above).

SECTION 1256 CONTRACTS

          The Code generally applies a "mark to market" system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts, and certain listed non-equity options. Section 1256 Contracts held by the Fund at the end of a taxable year of the Fund will be treated for U.S. Federal income tax purposes as if they were sold by the Fund at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as "marking to market"), together with any gain or loss resulting from any actual sales of Section 1256 Contracts (or other termination of the Fund's obligations under such contract), must be taken into account by the Fund in computing its taxable income for the year. Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses.

UNRELATED BUSINESS TAXABLE INCOME

          Generally, an exempt organization is exempt from U.S. Federal income tax on its passive investment income, such as dividends, interest and capital gains. This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, income and gain derived by an exempt organization from the ownership and sale of debt-financed property is UBTI and, thus, taxable in the proportion to which such property is financed by "acquisition indebtedness" during the relevant period of time. Tax-exempt U.S. investors will not incur UBTI as a result of leveraged investment activities on the part of the Fund, although a tax-exempt investor may incur UBTI if it borrows to acquire Units. Tax-exempt U.S. persons are urged to consult their own tax advisors concerning the U.S. Federal tax consequences of an investment in the Fund.

FOREIGN TAXES

          Investment income that may be received by the Fund from sources within foreign countries may be subject to foreign taxes withheld at the source. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund will not be eligible to "pass through" to its Members the amount of foreign taxes paid by the Fund for foreign tax credit purposes.

BACKUP WITHHOLDING

          The Fund may be required to withhold U.S. Federal income tax from all distributions and redemption proceeds payable to Members who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. The withholding percentage is 28% until 2011, when the percentage will increase to 31% (unless Congress enacts legislation otherwise). Corporate Members and certain other Members specified in the Code generally are exempt from such backup withholding. This withholding is not an additional tax. Any amounts withheld may be credited against the Member's U.S. Federal income tax liability, provided the required information is furnished to the IRS. To avoid such withholding, foreign Members (as defined below) that beneficially own Units generally must provide a properly completed IRS Form W-8BEN or other applicable forms or documentation certifying their non-U.S. status.

FOREIGN MEMBERS

          U.S. Federal income taxation of a Member who with respect to the United States is a nonresident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership ("foreign Member") depends on whether the income of the Fund is "effectively connected" with a U.S. trade or business carried on by the Member.

          If the income from the Fund is not "effectively connected" with a U.S. trade or business carried on by the foreign Member, distributions of investment company taxable income (other than distributions that consist of long-term capital gains) will be subject to a U.S. Federal income tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, for taxable years beginning before January 1, 2010 (or for taxable years beginning prior to January 1, 2011, if proposed "extenders" legislation is enacted), certain "interest-related dividends" and "short-term capital gain dividends" paid by the Fund to a foreign Member would be eligible for an exemption from the 30% U.S. withholding tax. Interest-related dividends generally are dividends derived from certain interest income earned by the Fund that would not be subject to such tax if earned by a foreign Member directly. Short-term capital gain dividends generally are dividends derived from the excess of a Fund's net short-term capital gains over net long-term capital losses. Both "interest-related dividends" and "short-term capital gains dividends" must be designated as such by a written notice mailed to Members no later than 60 days after the Fund's taxable year. Such a foreign Member would generally be exempt from U.S. Federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Units.

          Also, subject to certain exceptions, any distributions paid by the Fund to a foreign shareholder will, to the extent attributable to gain from the sale or exchange of a U.S. real property interest, be treated as gain recognized from the sale or exchange of a U.S. real property interest and taxed as such to a foreign shareholder.

          If the income from the Fund is "effectively connected" with a U.S. trade or business carried on by a foreign Member, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Units will be subject to U.S. Federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate Members may also be subject to the branch profits tax imposed by the Code.

          In the case of a non-corporate foreign Member, the Fund may be required to withhold U.S. Federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless the foreign Member certifies its foreign status under penalties of perjury or otherwise establishes an exemption. SEE "Backup Withholding."

          The tax consequences to a foreign Member entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign Members are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

OTHER TAXATION

          Members may be subject to state, local and foreign taxes on their Fund distributions.

          The foregoing is a brief summary of certain material income tax matters that are pertinent to prospective investors. The summary is not, and is not intended to be, a complete analysis of all provisions of the U.S. Federal income tax law which may have an effect on such investments. This analysis is not intended as a substitute for careful tax planning. Accordingly, prospective investors are urged to consult their own respective tax advisors with respect to their own respective tax situations and the effects of this investment thereon.

                     ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.

                     (A DELAWARE LIMITED LIABILITY COMPANY)

                                   ----------

              FORM OF FOURTH AMENDED AND RESTATED LIMITED LIABILITY
                                COMPANY AGREEMENT

                               DATED AS OF [_____]

                                   ----------

                                909 THIRD AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 908-9660

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I  DEFINITIONS...................................................      5
ARTICLE II ORGANIZATION; ADMISSION OF MEMBERS............................      9
   2.1  Formation of Limited Liability Company...........................      9
   2.2  Name.............................................................      9
   2.3  Principal and Registered Office..................................      9
   2.4  Duration.........................................................      9
   2.5  Business of The Company..........................................      9
   2.6  Board of Managers................................................     10
   2.7  Members..........................................................     10
   2.8  Organizational Member............................................     11
   2.9  Both Managers and Members........................................     11
   2.10 Limited Liability................................................     11
ARTICLE III MANAGEMENT...................................................     11
   3.1  Management and Control...........................................     11
   3.2  Actions by the Board of Managers.................................     12
   3.3  Officers.........................................................     12
   3.4  Meetings of Members..............................................     13
   3.5  Custody of Assets of the Company.................................     14
   3.6  Other Activities of Members and Managers.........................     14
   3.7  Duty of Care.....................................................     15
   3.8  Indemnification..................................................     15
   3.9  Fees, Expenses and Reimbursement.................................     17
ARTICLE IV TERMINATION OF STATUS OR REMOVAL OF ADVISER AND MANAGERS;
   TRANSFERS AND REPURCHASES.............................................     18
   4.1  Termination of Status of the Adviser.............................     18
   4.2  Termination of Status of a Manager...............................     18
   4.3  Removal of the Managers..........................................     18
   4.4  Transfer of Units of Members.....................................     18
   4.5  Repurchase of Units..............................................     19
ARTICLE V CAPITAL........................................................     21
   5.1  [Removed and Reserved]...........................................     21
   5.2  Rights of Members to Capital.....................................     21
   5.3  [Removed and Reserved]...........................................     21
   5.4  [Removed and Reserved]...........................................     21
   5.5  [Removed and Reserved]...........................................     21
   5.6  [Removed and Reserved]...........................................     21
   5.7  [Removed and Reserved]...........................................     21
   5.8  [Removed and Reserved]...........................................     21
   5.9  [Removed and Reserved]...........................................     21
   5.10 Withholding......................................................     21
ARTICLE VI SUBCHAPTER M TRANSITION; UNITS................................     22
   6.1  Units............................................................     23
ARTICLE VII DISSOLUTION AND LIQUIDATION..................................     25
   7.1  Dissolution......................................................     25
   7.2  Liquidation of Assets............................................     25
ARTICLE VIII ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS................     26
   8.1  Accounting and Reports...........................................     26
   8.2  [Removed and Reserved]...........................................     26
   8.3  Valuation of Assets..............................................     26
ARTICLE IX MISCELLANEOUS PROVISIONS......................................     27
   9.1  Amendment of Limited Liability Company Agreement.................     27
   9.2  Special Power of Attorney........................................     28
   9.3  Notices..........................................................     29

   9.4  Agreement Binding Upon Successors and Assigns....................     29
   9.5  Applicability of 1940 Act and Form N-2...........................     29
   9.6  Choice of Law; Arbitration.......................................     30
   9.7  Not For Benefit of Creditors.....................................     31
   9.8  Consents.........................................................     31
   9.9  Merger and Consolidation.........................................     31
   9.10 Pronouns.........................................................     31
   9.11 Confidentiality..................................................     31
   9.12 Severability.....................................................     32
   9.13 Filing of Returns................................................     32
   9.14 Tax Election.....................................................     32
   9.15 [Removed and Reserved]...........................................     33
   9.16 [Removed and Reserved]...........................................     33

                    ROBECO-SAGE MULTI-STRATEGY FUND, L.L.C.
             FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY
                                   AGREEMENT

     THIS FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Robeco-Sage Multi-Strategy Fund, L.L.C. (the "Company") is amended and restated as of [_____], by and among Charles S. Crow III, Richard B. Gross, David C. Reed and Timothy J. Stewart, to be effective upon the Subchapter M Transition (as defined herein), and those persons hereinafter admitted as Members.

                                  WITNESSETH:

     WHEREAS, the Company has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on June 8, 2005;

     WHEREAS, the Company has heretofore been governed by an initial Limited Liability Company Agreement dated June 8, 2005 executed by Timothy J. Stewart, in his capacity as the Initial Manager and the Organizational Member;

     WHEREAS, the Company has heretofore been governed by a First Amended and Restated Limited Liability Company Agreement dated November 1, 2005 executed by and among Charles S. Crow III, Richard B. Gross, David C. Reed and Timothy J. Stewart and those persons thereafter admitted as Members;

     WHEREAS, the Company has heretofore been governed by a Second Amended and Restated Limited Liability Company Agreement dated January 13, 2006 executed by and among Charles S. Crow III, Richard B. Gross, David C. Reed and Timothy J. Stewart and those persons thereafter admitted as Members;

     WHEREAS, the Company has heretofore been governed by a Third Amended and Restated Limited Liability Company Agreement dated May 4, 2006 (the "Third Amended and Restated Agreement") executed by and among Charles S. Crow III, Richard B. Gross, David C. Reed and Timothy J. Stewart and those persons thereafter admitted as Members; and

     WHEREAS, the Managers of the Company have determined to amend the Third Amended and Restated Agreement under the authority granted them pursuant to
Section 8.1 thereof and desire to restate the Third Amended and Restated Agreement to facilitate the operations of the Company after the Subchapter M Transition contemplated by Article VI hereof;

     NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                   ----------

                                    ARTICLE I

                                   DEFINITIONS

                                   ----------

For purposes of this Agreement:

ADMINISTRATOR             The person who provides administrative services to the
                          Company pursuant to an administrative services
                          agreement.

ADVISER The person who at any particular time serves as the investment adviser to the Company pursuant to an Investment Advisory Agreement.

ADVISERS ACT              The Investment Advisers Act of 1940 and the rules,
                          regulations and orders thereunder, as amended from
                          time to time, or any successor law.

AFFILIATE                 An affiliated person, as such term is defined by the
                          1940 Act, of a person.

AGREEMENT                 This Fourth Amended and Restated Limited Liability
                          Company Agreement, as amended from time to time.

BOARD OF MANAGERS         The Board of Managers established pursuant to Section
                          2.6 hereof.

CERTIFICATE               The Certificate of Formation of the Company and any
                          amendments thereto as filed with the office of the
                          Secretary of State of Delaware.

CLOSING DATE              The first date on or as of which a Member other than
                          the Organizational Member is admitted to the Company.

CODE The United States Internal Revenue Code of 1986, as amended from time to time, or any successor law.

COMPANY The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

DELAWARE ACT              The Delaware Limited Liability Company Act as in
                          effect on the date hereof and as amended from time to
                          time, or any successor law.

FISCAL PERIOD             The period commencing on the Closing Date, and
                          thereafter each period commencing on the day
                          immediately following the last day of the preceding
                          Fiscal Period, and ending at the close of business on
                          the first to occur of the following dates:

                               (1)  the last day of a Fiscal Year;

                               (2) the last day of a taxable year (if that day is not the last day of a Fiscal Year);

                               (3) the day preceding any day as of which the Company issues Units; or

                               (4) any day on which the Company repurchases any Units of any Member.

FISCAL YEAR               The period originally commencing on the Closing Date
                          and ending on March 31, 2006, and thereafter each
                          period commencing on April 1 of each year and ending
                          on March 31 of each year (or on the date of a final
                          distribution pursuant to Section 7.2 hereof), unless
                          and until the Board of Managers shall elect another
                          fiscal year for the Company.

FORM N-2 The Company's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

INDEPENDENT MANAGERS      Those Managers who are not "interested persons," as
                          such term is defined by the 1940 Act, of the Company.

INVESTMENT ADVISORY       A separate written agreement entered into by the
AGREEMENT                 Company pursuant to which the Adviser provides
                          Management Services to the Company.

INVESTMENT FUNDS          Unregistered investment funds and registered
                          investment companies.

MANAGEMENT SERVICES       Such investment advisory and other services as the
                          Adviser is required to provide to the Company pursuant
                          to the Investment Advisory Agreement as contemplated
                          by Section 3.9(a) hereof.

MANAGER An individual designated as a Manager of the Company pursuant to the provisions of Section 2.6 hereof and who serves on the Board of Managers of the Company.

MASTER FUND               The registered Investment Fund into which the Company
                          invests substantially all of its assets.

MEMBER Any person who shall have been admitted to the Company as a member (including any Manager in such person's capacity as a member of the Company but excluding any Manager in such person's capacity as a Manager of the Company) until the Company repurchases all of the Units of such person as a member pursuant to Section
                          4.5 hereof or a substituted Member or Members are admitted with respect to all of any such person's
                          Units as a member pursuant to Section 4.4 hereof; such term includes the Adviser to the extent the Adviser purchases or holds Units and shall have been admitted to the Company as a member.

NET ASSETS                The total value of all assets of the Company, less an
                          amount equal to all accrued debts, liabilities and
                          obligations of the Company, calculated before giving
                          effect to any repurchases of Units to be effected as
                          of the date such value is determined in accordance
                          with generally accepted accounting principles.

1940 ACT The Investment Company Act of 1940, as amended, and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

OFFICER An individual designated as an officer of the Company pursuant to the provisions of Section 3.3 hereof and who serves as an officer of the Company.

ORGANIZATIONAL MEMBER     Timothy J. Stewart

SECURITIES                Securities (including, without limitation, equities,
                          debt obligations, options, and other "securities" as
                          that term is defined in Section 2(a)(36) of the 1940
                          Act) and any contracts for forward or future delivery
                          of any security, debt obligation or currency, or
                          commodity, all types of derivative instruments and
                          financial instruments and any contracts based on any
                          index or group of securities, debt obligations or
                          currencies, or commodities, and any options thereon,
                          as well as investments in registered investment
                          companies and private investment funds.

SUBCHAPTER M TRANSITION   That certain close of the Company's books as a
                          partnership for Federal tax purposes to occur on (or
                          on the day before) the effective date of the Company's
                          election to be treated as an association taxable as a
                          corporation for Federal tax purposes.

TAXABLE YEAR              [The 12-month period ending October 31 of each year.]

TRANSFER The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of Units, including any right to receive any allocations and distributions attributable to such Units.

UNITS Each of the proportionate shares into which the limited liability company interests of all Members in the aggregate are divided, each of which represents an interest in the Company that is equal in all respects to all other Units and as to which the holder thereof has the such appurtenant rights and obligations as are set forth in this Agreement, and including fractional
                          Units.

VALUATION DATE            A day as of which the Company determines the value of
                          its Net Assets, which shall include, but not be
                          limited to any day as of which the Company repurchases
                          Units.

                                   ----------

                                   ARTICLE II

                       ORGANIZATION; ADMISSION OF MEMBERS

                                   ----------

     2.1 FORMATION OF LIMITED LIABILITY COMPANY.

          The Board of Managers shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Company's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company.

     2.2 NAME.

          The name of the Company shall be "Robeco-Sage Multi-Strategy Fund, L.L.C." or such other name as the Board of Managers may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

     2.3 PRINCIPAL AND REGISTERED OFFICE.

          The Company shall have its principal office at 909 Third Avenue, 32nd Floor, New York, NY 10022, or at such other place designated from time to time by the Board of Managers.

          The Company shall have its registered office in Delaware at 615 South DuPont Highway, Dover, Delaware 19901, and shall have National Corporate Research, Ltd. as its registered agent for service of process in Delaware, unless and until a different registered office or agent is designated by the Board of Managers.

     2.4 DURATION.

          The term of the Company commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Company is dissolved pursuant to Section 7.1 hereof.

            2.5 BUSINESS OF THE COMPANY.

          (a) The business of the Company is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, and to engage in any financial or derivative transactions relating thereto or otherwise. The Company may execute, deliver and perform all contracts, agreements, purchase orders and other undertakings and engage in all activities and transactions as may in the opinion of the Board of Managers be necessary or advisable to carry out its objective or business. The Company shall be operated subject to any applicable restrictions of the Bank Holding Company Act of 1956, as amended.

          (b) The Company shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board of Managers and in accordance with the 1940 Act.

     2.6 BOARD OF MANAGERS.

          (a) By signing this Agreement or signing an investor application or certification in connection with the purchase of Units, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board of Managers may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 3.4 hereof with respect to the election of Managers to the Board of Managers by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Company. The number of Managers shall be fixed from time to time by the Board of Managers.

          (b) Each Manager shall serve on the Board of Managers for the duration of the term of the Company, unless his or her status as a Manager shall be sooner terminated pursuant to Section 4.2 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity; so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board of Managers.

          (c) In the event that no Manager remains to continue the business of the Company, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the Company and, if the business shall be continued, of electing Managers to the Board of Managers. If the Members shall determine at such meeting not to continue the business of the Company or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Company shall be dissolved pursuant to Section
7.1 hereof and the assets of the Company shall be liquidated and distributed pursuant to Section 7.2 hereof.

     2.7 MEMBERS.

          The Board of Managers may admit one or more Members as of the last day of each month; PROVIDED, HOWEVER, that the Company may, in the discretion of the Board of Managers, admit Members more or less frequently. Subject to the foregoing terms, Members may be admitted to the Company subject to the condition that each such Member shall execute an appropriate signature page of this Agreement or of the Company's investor certification pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of Managers may in its absolute discretion reject any purchase of Units. The admission of any person as a Member shall be effective upon the revision of the books and records of the Company to reflect the name and the purchase of Units of such additional Member.

     2.8 ORGANIZATIONAL MEMBER.

          Upon the admission of any Member, the Organizational Member shall withdraw from the Company as the Organizational Member and shall be entitled to the return of the value of his or her Units, if any, without interest or deduction.

     2.9 BOTH MANAGERS AND MEMBERS.

          A Member may at the same time be a Manager and a Member, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

     2.10 LIMITED LIABILITY.

          Except as provided under applicable law, a Member shall not be liable for the Company's debts, obligations and liabilities in an amount in excess of the Units of such Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Manager shall not be liable for the Company's debts, obligations and liabilities.

                                   ----------

                                   ARTICLE III

                                   MANAGEMENT

                                   ----------

     3.1 MANAGEMENT AND CONTROL.

          (a) Management and control of the business of the Company shall be vested in the Board of Managers, which shall have the right, power and authority, on behalf of the Company and in its name, to exercise all rights, powers and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Company and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind the Company except within the scope of such Manager's authority as delegated by the Board of Managers. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a Delaware corporation and
(ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Company as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person," as such term is defined by the 1940 Act, of such company. During any period in which the Company shall have no Managers, the Adviser shall continue to serve as the investment adviser of the Company and to provide the Management Services to the Company.

          (b) The Board of Managers shall have the exclusive authority and discretion to make any elections required or permitted to be made by the Company under any provisions of the Code or any other revenue laws.

          (c) Members, in their capacity as Members, shall have no right to participate in and shall take no part in the management or control of the Company's business and shall have no right, power or authority to act for or bind the Company. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

          (d) The Board of Managers may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Managers to the extent permissible under applicable law, and may appoint persons to serve as officers of the Company, with such titles and authority as may be determined by the Board of Managers consistent with applicable law.

     3.2 ACTIONS BY THE BOARD OF MANAGERS.

          (a) Unless provided otherwise in this Agreement, the Board of Managers shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

          (b) The Board of Managers may designate from time to time a Principal Manager who shall preside at all meetings of the Board of Managers. If applicable provisions of the 1940 Act so require, only an Independent Manager shall serve as the Principal Manager. Meetings of the Board of Managers may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board of Managers shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

     3.3 OFFICERS.

          (a) The executive Officers of the Company shall be a President, a Treasurer, a Secretary and a Chief Compliance Officer. If the Board of Managers has designated a Principal Manager pursuant to Section 3.2(b) hereof, then the Principal Manager shall also be an executive Officer. The Board of Managers may elect one or more Vice-Presidents, and each such Vice-President shall be an executive Officer. The President shall be the chief executive officer of the Company. The Principal Manager, if there be one, shall be elected from among the persons serving as Managers, but no other Officer need be a Manager. The Board of Managers may also elect, or may delegate to the President authority to appoint, remove, or fix the duties, compensation or terms of office of, one or more other Officers as the Board of Managers shall at any time and from time to time deem to be advisable. Any two or more positions of Officer, except those of President and Vice-President, may be held by the same person. Unless there are no other officers at the time of acting, a person holding more than one office may not act in more than one capacity to execute, acknowledge or verify on behalf of the Company an instrument required by law to be executed, acknowledged and verified by more than one Officer.

          (b) Each Officer shall hold office until his successor is elected or appointed or until his earlier displacement from office by resignation, removal or otherwise; provided, that if the term of office of any Officer shall have been fixed by the Board of Managers, or by the President acting under authority delegated by the Board of Managers, such Officer shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him. Any Officer may resign at any time by written notice to the Company. Any Officer may be removed at any time by the Board of Managers or by the President acting under authority delegated by the Board of Managers if in its or his judgment the best interest of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contract rights between the Company and such Officer.

          (c) If the office of any Officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers or by the President acting under authority delegated by the Board of Managers. Each Officer elected or appointed to fill a vacancy shall hold office for the balance of the term for which his predecessor was elected or appointed.

          (d) All Officers as between themselves and the Company shall have such powers, perform such duties and be subject to such restrictions, if any, in the management of the Company as may be provided in this Agreement or, to the extent not so provided, as may be prescribed by the Board of Managers or by the President acting under authority delegated by the Board of Managers.

     3.4 MEETINGS OF MEMBERS.

          (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Managers shall determine. The Board of Managers shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting, and matters incidental thereto, may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes at such meeting.

          (b) Each Member as of the record date for a meeting of Members shall be entitled to cast at such meeting one vote with respect to each Unit held by the Members as of the record date (and a proportionate fractional vote in the case of a fractional Unit). The Board of Managers shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

          (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Company before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Company at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

     3.5 CUSTODY OF ASSETS OF THE COMPANY.

          The physical possession of all funds, Securities and other properties of the Company shall at all times be held, controlled and administered by one or more custodians retained by the Company in accordance with the requirements of the 1940 Act and the rules thereunder.

     3.6 OTHER ACTIVITIES OF MEMBERS AND MANAGERS.

          (a) The Managers shall not be required to devote all of their time to the affairs of the Company, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

          (b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisers or agents of other companies, partners or general partners of any partnership, members or managing members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

     3.7 DUTY OF CARE.

          (a) A Manager shall not be liable to the Company or to any of its Members for any loss or damage occasioned by any act or omission in the performance of his or her duties, or otherwise in his or her capacity as a Manager, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of such Manager constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of his or her duties to the Company.

          (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member purchased Units shall be liable to the Company, any Member or third parties only as provided under the Delaware Act.

     3.8 INDEMNIFICATION.

          (a) To the fullest extent permitted by law, the Company shall, subject to Section 3.8(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of the Company or the past or present performance of services to the Company by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section 3.8 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.8 to the fullest extent permitted by law.

          (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Company in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Company amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under
Section 3.8(a) hereof; PROVIDED, HOWEVER, that (i) such indemnitee shall provide security for such undertaking, (ii) the Company shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

          (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.8(a) hereof if (i) approved as in the best interests of the Company by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Company and that such indemnitee is not liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Company or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

          (d) Any indemnification or advancement of expenses made pursuant to this Section 3.8 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Company or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.8 it shall be a defense that, and (ii) in any suit in the name of the Company to recover any indemnification or advancement of expenses made pursuant to this Section 3.8 the Company shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.8 has not met the applicable standard of conduct set forth in this Section 3.8. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.8, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.8 shall be on the Company (or any Member acting derivatively or otherwise on behalf of the Company or its Members).

          (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.8 or to which such indemnitee may otherwise be entitled except out of the assets of the Company, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

          (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.8 shall affect the power of the Company to purchase and maintain liability insurance on behalf of any Manager or other person.

     3.9 FEES, EXPENSES AND REIMBURSEMENT.

          (a) So long as the Adviser provides Management Services to the Company, it shall be entitled to receive fees for such services as may be agreed to by the Adviser and the Company pursuant to the Investment Advisory Agreement.

          (b) The Board of Managers may cause the Company to compensate each Manager who is not an officer or employee of the Adviser (or of any affiliate of the Adviser) for his or her services as such and each such Manager shall be reimbursed by the Company for travel expenses incurred by him in performing his duties under this Agreement.

          (c) The Company shall bear all of its own costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser or another party pursuant to the Investment Advisory Agreement or another agreement with the Company. The Adviser shall be entitled to reimbursement from the Company for any expenses that it pays on behalf of the Company. Costs and expenses to be borne by the Company include, but are not limited to, the following: (i) all costs and expenses related to investment expenses; (ii) any non-investment related interest expense; (iii) fees and disbursements of any attorneys and accountants engaged on behalf of the Company;
(iv) audit and tax preparation expenses; (v) administrative expenses and fees; custody and escrow fees and expenses; (vi) the costs of an errors and omissions/directors and officers liability insurance and a fidelity bond; (vii) fees and travel-related expenses of Managers who are not employees of the Adviser or any affiliate of the Adviser; (viii) organizational and offering expenses; (ix) all costs and expenses associated with background checks on Managers; (x) all costs and expenses associated with retaining independent third parties to provide risk management services to the Company; (xi) any investment advisory fees, Member servicing fees and management fees, (xii) any extraordinary expenses; and such other expenses as may be approved from time to time by the Board of Managers; and (xiii) all taxes to which the Company maybe subject, directly or indirectly and whether in the United States, any state thereof or any other U.S. or non-U.S. jurisdiction; and

          (d) Subject to such limitations as may be imposed by the 1940 Act or other applicable laws, from time to time the Company may, alone or in conjunction with the Adviser, any Affiliate of the Adviser or other registered or unregistered investment funds or other accounts for which the Adviser or any Affiliate of the Adviser acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Managers shall determine.

                                   ----------

                                   ARTICLE IV

                 TERMINATION OF STATUS OR REMOVAL OF ADVISER AND
                       MANAGERS; TRANSFERS AND REPURCHASES

                                   ----------

     4.1 TERMINATION OF STATUS OF THE ADVISER.

          The status of the Adviser shall terminate if the Investment Advisory Agreement with the Adviser terminates and the Company does not enter into a new Investment Advisory Agreement with the Adviser, effective as of the date of such termination.

     4.2 TERMINATION OF STATUS OF A MANAGER.

          The status of a Manager shall terminate if the Manager (i) shall die;
(ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other Managers, or such lesser notice period agreeable to the other Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors;
(vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the Company under the Delaware Act.

     4.3 REMOVAL OF A MANAGER.

          Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or
(b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

     4.4 TRANSFER OF UNITS .

          (a) Units may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of such Member or (ii) with the written consent of the Board of Managers (which may be withheld in its sole discretion). In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board of Managers (or its delegate) which may be withheld in its (or its delegate's) sole discretion. Any pledge, transfer, or assignment not made in accordance with this Section 4.4 shall be void.

          (b) The Board of Managers may not consent to a Transfer of all or any Units held by a Member unless the person or persons to whom the Units are Transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board of Managers believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto; and either: (i) all of the Units held by a Member are Transferred to a single transferee; or (ii) after the Transfer of a portion of Units held by a Member, the value of the Units held by each of the transferee and the transferor is not less than $50,000, or such lesser amount as may be established by the Board of Managers. Any transferee that acquires Units by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member or otherwise, shall be entitled to the right to tender such Units for repurchase by the Company in connection with an offer to purchase Units made by the Company and shall be entitled to receive any dividend and other distributions paid by the Company with respect to Units, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers Units with the approval of the Board of Managers, the Board of Managers shall promptly take all necessary actions so that such transferee is admitted to the Company as a Member. Each Member effecting a Transfer and each transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Company in connection with such Transfer.

          (c) Each Member shall indemnify and hold harmless the Company, the Managers, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member (or such Member's transferee) in connection with any such Transfer.

     4.5 REPURCHASE OF UNITS.

          (a) Except as otherwise provided in this Agreement, no Member or other person holding Units shall have the right to require the Company to repurchase those Units. The Board of Managers from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Company to repurchase Units pursuant to written tenders. In determining whether to cause the Company to make such repurchases, the Board of Managers shall consider, among other things, the recommendation of the Adviser.

          The Board of Managers shall cause the Company to repurchase Units pursuant to written tenders and on terms determined by the Board of Managers to be fair to the Company and to all Members (including persons holding Units as may be acquired from Members), as applicable.

          (b) The Adviser may tender its Units that it holds as a Member, if any, under Section 4.5(a) hereof.

          (c) The Board of Managers may cause the Company to repurchase Units of a Member or any person acquiring the same from or through a Member in the event that the Board of Managers determines or has reason to believe that:

               (1) such Units have been transferred in violation of Section 4.4 hereof, or such Units have vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member;

               (2) ownership of such Units by a Member or other person will cause the Company to be in violation of, or subject the Company to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; or

               (3) any of the representations and warranties made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true.

          (d) Repurchases of Units by the Company shall be payable promptly after the date of each such repurchase or, in the case of an offer by the Company to effect such a repurchase, promptly after the expiration date of the relevant repurchase offer in accordance with the terms of such offer. Payment of the purchase price for Units shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Managers, of the estimated unaudited net asset value of the Units repurchased by the Company determined as of the Valuation Date applicable to such repurchase (the "Initial Payment"); and (ii) if determined to be appropriate by the Board of Managers or if the Initial Payment is less than 100% of the estimated unaudited net asset value of the repurchased Units determined as of the applicable Valuation Date, a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Units repurchased by the Company as of the applicable Valuation Date, determined based on the audited financial statements of the Company for the Fiscal Year in which such repurchase was effected, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may pay any portion of the repurchase price in Securities (or any combination of Securities and cash) having a value equal to the value of the repurchased Units as of such Valuation Date, each determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase or, if the Company or the Master Fund has requested withdrawal of its capital from any Investment Funds in order to fund the repurchase of Units, 10 business days after the Company or the Master Fund has received at least 90% of the aggregate amount withdrawn by the Company or the Master Fund from such Investment Funds.

          (e) A Member may at any time submit to the Company a written request that the Company repurchase all of the Units of such Member, as contemplated by
Section 7.1(3) hereof. Any such request shall be sent to the Company by registered or certified mail, return receipt requested, and shall be deemed valid upon receipt by the Member of a letter from the Company acknowledging its receipt of the request. The Company shall send such letter to the Member promptly upon its receipt of the Member's request.

          (f) Subject to the approval of the Board of Managers and compliance with the 1940 Act, the Company may impose a fee or charge in connection with repurchases of Units, including a fee or charge applicable to repurchases of Units effected prior to the expiration of a specified period subsequent to a Member's admission to the Company.

                                   ----------

                                    ARTICLE V

                                     CAPITAL

                                   ----------

     5.1 [REMOVED AND RESERVED]..

     5.2 RIGHTS OF MEMBERS TO CAPITAL.

          No Member shall be entitled to interest on any capital contributed to the Company through such Member's purchase of Units, nor shall any Member be entitled to the return of any capital of the Company except (i) upon the repurchase by the Company of a part or all of such Member's Units pursuant to
Section 4.5 hereof or (ii) upon the liquidation of the Company's assets pursuant to Section 7.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Company's property or to compel any sale or appraisal of the Company's assets.

     5.3 [REMOVED AND RESERVED]..

     5.4 [REMOVED AND RESERVED]..

     5.5 [REMOVED AND RESERVED]..

     5.6 [REMOVED AND RESERVED]..

     5.7 [REMOVED AND RESERVED].

     5.8 [REMOVED AND RESERVED]..

     5.9 [REMOVED AND RESERVED]..

     5.10 WITHHOLDING.

          (a) The Board of Managers may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

          (b) For purposes of this Agreement, any taxes so withheld or paid over by the Company with respect to any amount distributed by the Company to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement.

          (c) The Board of Managers shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Managers with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Company and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                                   ----------

                                   ARTICLE VI

                         SUBCHAPTER M TRANSITION; UNITS

                                   ----------

     6.1 UNITS.

          (a) (1) The number of the Company's authorized Units and the number of Units that may be issued is unlimited, and, subject to Section 2.7 hereof and
Section 6.2(b)(7) hereof, the Managers may issue Units for such consideration and on such terms as they may determine (or for no consideration if pursuant to a Unit dividend or split-up), or may reduce the number of issued Units in proportion to the relative net asset value of the Units then outstanding, all without action or approval of the Members. All Units when so issued on the terms determined by the Managers shall be fully paid and non-assessable. The Managers may hold any Units reacquired by the Company as treasury Units, reissue such Units for such consideration and on such terms as they may determine, or cancel such Units, at their discretion from time to time.

               (2) In accordance with Section 2.9 hereof, any Manager, officer or other agent of the Company (including, without limitation, the Adviser), and any organization in which any such person is interested may acquire, own, and dispose of Units of the Company to the same extent as if such person were not a Manager, officer or other agent of the Company; and the Company may issue and sell or cause to be issued and sold and may purchase Units from any such person or any such organization subject only to the limitations, restrictions or other provisions applicable to the sale or purchase of Units generally.

               (3) Units shall not be represented by certificates, but only by notation on the Unit records of the Company, as kept by the Company or by any transfer or similar agent, as the case may be. The Unit records of the Company, whether maintained by the Company or any transfer or similar agent, as the case may be, shall be conclusive as to who are the holders of Units and as to the number of Units held from time to time by each such person.

          (b) (1) All consideration received by the Company for the issue or sale of Units, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, proceeds thereof, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds in whatever form the same may be, shall irrevocably belong to the Company generally and not to the account of any particular Member or holder of Units, subject only to the rights of creditors, and shall be so recorded upon the books of account of the Company. The treatment of these items under this Section 6.2(b)(1) shall replace and be in lieu of the treatment of the same under the relevant provisions of Article V of the Initial Agreement, replacement treatment to be effective as of the effective date of this Agreement and at all times thereafter.

               (2) The liabilities, expenses, costs, charges and reserves attributable to the Company shall be charged and allocated to the assets belonging to the Company generally and not to the account of any particular Member or holder of Units and shall be so recorded upon the books of account of the Company. The treatment of these items under this Section 6.2(b)(2) shall replace and be in lieu of the treatment of the same under the relevant provisions of Article V of the Initial Agreement, such replacement treatment to be effective as of the effective date of this Agreement and at all times thereafter.

               (3) Dividends and distributions on Units may be paid to the Members or holders of Units, with such frequency as the Managers may determine, which may be daily or otherwise pursuant to a standing resolution or resolutions adopted only once or with such frequency as the Managers may determine, from such of the income, capital gains accrued or realized, and capital and surplus, after providing for actual and accrued liabilities of the Company. All dividends and distributions on Units shall be distributed pro rata to the Members or other holders of Units in proportion to the number of Units held by such persons at the date and time of record established for the payment of such dividends or distributions, except that in connection with any dividend or distribution program or procedure the Managers may determine that no dividend or distribution shall be payable on Units as to which the Member's purchase order and/or payment have not been received by the time or times established by the Managers under such program or procedure. Dividends and distributions on Units may be made in cash or Units or a combination thereof as determined by the Managers or pursuant to any program that the Managers may have in effect at the time for the election by each Member or other holder of Units of the mode of the making of such dividend or distribution to that person. Any dividend or distribution paid in Units will be paid at the net asset value thereof as determined in accordance with Section 8.3 hereof. Notwithstanding anything in this Agreement to the contrary, the Managers may at any time declare and distribute a dividend of stock or other property pro rata among the Members or other holders of Units at the date and time of record established for the payment of such dividends or distributions.

               (4) Notwithstanding any provision to the contrary contained in this Agreement, the Managers shall not be required to make a distribution to the Members on account of their interest in the Company if such distribution would violate Section 18-607 of the Delaware Act or any other applicable law.

               (5) In the event of the liquidation or dissolution of the Company, the Members or other holders of Units shall be entitled to receive, when and as declared by the Managers, the excess of the assets of the Company over its liabilities. Upon the liquidation or dissolution of the Company, the Managers shall make provisions for the satisfaction of all of the Company's outstanding obligations, taxes and other liabilities, accrued or contingent. The assets so distributable (which may, in the discretion of the Managers, include assets distributed in-kind valued at their date of distribution in accordance with Section 8.3 hereof) shall be distributed among the Members or other holders of Units in proportion to the relative number of Units held by such persons.

               (6) Units shall be transferable only in accordance with Section
4.4 hereof.

               (7) Except as provided herein, each Unit shall represent an equal proportionate interest in the assets of the Company (subject to the liabilities of the Company), and each Unit shall be equal with respect to net asset value per Unit as against each other Unit. The rights attaching to all Units shall be identical as to right of repurchase by the Company (except that fees associated with such transactions may be varied according to reasonable criteria established by the Managers in accord with Section 4.5(f) hereof), dividends and other distributions (whether or not on liquidation), and voting rights (the vote attaching to each Unit or fraction thereof being equal to the dollar value of the same as of the record date for any such vote, if such record date is a Valuation Date, or if such record date is not a Valuation Date, the Valuation Date most recently preceding such record date). The Managers may from time to time divide or combine the Units into a greater or lesser number of Units provided that such division or combination does not change the proportionate beneficial interest in the assets of the Company of any Member or other holder of Units or in any way affect the rights of Units.

               (8) The Managers, subject to Section 2.7 hereof, may accept investments in the Company by way of Unit purchase, from such persons, on such terms (including minimum purchase amounts) and for such consideration, not inconsistent with the provisions of the 1940 Act, as they from time to time authorize or determine. Such investments may be in the form of cash, Securities or other property in which the Company is authorized to invest, hold or own, valued as provided in Section 8.3 hereof. The Managers may authorize any distributor, principal underwriter, custodian, transfer agent or other person to accept orders for the purchase or sale of Units that conform to such authorized terms and to reject any purchase or sale orders for Units whether or not conforming to such authorized terms.

               (9) Units may be issued as fractions thereof. Any fractional Unit, if outstanding, shall carry proportionately all the rights and obligations of a whole Unit, including those rights and obligations with respect to voting, receipt of dividends and distributions, redemption of Units, and liquidation of the Company. Fractions of Units shall be calculated to three decimal points.

                                   ARTICLE VII

                           DISSOLUTION AND LIQUIDATION

                                   ----------

     7.1 DISSOLUTION.

          The Company shall be dissolved:

               (1) upon the affirmative vote to dissolve the Company by: (i) the Board of Managers or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

               (2) upon the failure of Members to elect a successor Manager at a meeting called by the Adviser in accordance with Section 2.6(c) hereof when no Manager remains to continue the business of the Company;

               (3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.5(e) hereof, a written notice to the Company requesting to tender all of its Units for repurchase by the Company if such Units have not been repurchased by the Company; or

               (4)  as required by operation of law.

Dissolution of the Company shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60 day period during which the Board of Managers and Members may elect to continue the business of the Company as provided above, but the Company shall not terminate until the assets of the Company have been liquidated in accordance with Section 7.2 hereof and the Certificate has been canceled.

     7.2 LIQUIDATION OF ASSETS.

          (a) Upon the dissolution of the Company as provided in Section 7.1 hereof, the Board of Managers shall promptly appoint the Board of Managers or the Adviser as the liquidator and the Board of Managers or the Adviser shall liquidate the business and administrative affairs of the Company, except that if the Board of Managers does not appoint the Board of Managers or the Adviser as the liquidator or the Board of Managers or the Adviser is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Company. The proceeds from liquidation shall be distributed as contemplated by Section 6.2(b)(5) hereof and in accordance with Delaware law.

                                   ----------

                                  ARTICLE VIII

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

                                   ----------

     8.1 ACCOUNTING AND REPORTS.

          (a) The Company shall adopt for tax accounting purposes any accounting method that the Board of Managers shall decide in its sole discretion is in the best interests of the Company. The Company's accounts shall be maintained in U.S. currency.

          (b) As soon as practicable after the end of each taxable year (and/or each calendar year), the Company shall furnish to each Member such information regarding the operation of the Company and such Member's Units as is necessary for Members to complete Federal, state and local income tax or information returns and any other tax information required by Federal, state or local law.

          (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 8.1(c) is being made, the Company shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. The Company shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted auditing standards. The Company may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

     8.2 [REMOVED AND RESERVED]. .

     8.3 VALUATION OF ASSETS.

          (a) Except as may be required by the 1940 Act, the Board of Managers shall value or have valued any Securities or other assets and liabilities of the Company as of the close of business on the last day of each Fiscal Period (and on any such additional day or days as the Managers in their discretion may determine) in accordance with such valuation procedures as shall be established from time to time by the Board of Managers and which conform to the requirements of the 1940 Act. In determining the value of the assets of the Company, no value shall be placed on the goodwill or name of the Company, or the office records, files, statistical data or any similar intangible assets of the Company not normally reflected in the Company's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

          (b) The Company will value interests in the Investment Funds at fair value, which ordinarily will be the value determined by the Board of Managers in accordance with the policies established by the Company.

          (c) The value of Securities and other assets of the Company and the net worth of the Company as a whole determined pursuant to this Section 8.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                   ----------

                                   ARTICLE IX

                            MISCELLANEOUS PROVISIONS

                                   ----------

     9.1 AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT.

          (a) Except as otherwise provided in this Section 9.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

          (b) Any amendment that would:

               (1) increase the obligation of a Member to make any contribution to the capital of the Company;

               (2) reduce the rights attaching to the Units held by any person as against the rights attaching to the Units held by any other person, except to the extent specifically contemplated by Section 6.2(b)(7) hereof; or

               (3)  modify the events causing the dissolution of the Company;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Managers) to have all such person's Units repurchased by the Company.

          (c) The power of the Board of Managers to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 9.1 shall specifically include the power to:

               (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

               (2) amend this Agreement (other than with respect to the matters set forth in Section 9.1(b) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

               (3) amend this Agreement, taking due consideration of the interests of the Members as a whole to make such changes as may be necessary or advisable to ensure that the Company maintains its then-current federal tax treatment.

          (d) The Board of Managers shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 9.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

     9.2 SPECIAL POWER OF ATTORNEY.

          (a) Each Member hereby irrevocably makes, constitutes and appoints each Manager, acting severally, and any liquidator of the Company's assets appointed pursuant to Section 7.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

               (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 9.1 hereof);

               (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Company; and

               (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Company, may from time to time be required by the laws of the United States, the State of Delaware or any other jurisdiction in which the Company shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Company as a limited liability company under the Delaware Act.

          (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Company without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Company is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Company.

          (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Managers and as such:

               (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Company or Board of Managers shall have had notice thereof; and

               (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Units, except that where the transferee thereof has been approved by the Board of Managers for admission to the Company as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

     9.3 NOTICES.

          Except as otherwise set forth in this Agreement, notices that are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Board of Managers or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of the Company. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

     9.4 AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS.

          This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

     9.5 APPLICABILITY OF 1940 ACT AND FORM N-2.

          The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that will affect numerous aspects of the conduct of the Company's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act, other Federal securities laws and the Form N-2.

     9.6 CHOICE OF LAW; ARBITRATION.

          (a) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such state.

          (b) Unless otherwise agreed in writing, each Member agrees to submit all controversies arising between Members or one or more Members and the Company to arbitration in accordance with the provisions set forth below and understands that:

               (1)  arbitration is final and binding on the parties;

               (2) they are waiving their right to seek remedies in court, including the right to a jury trial;

               (3) pre-arbitration discovery is generally more limited and different from court proceedings;

               (4) the arbitrator's award is not required to include factual findings or legal reasoning and a party's right to appeal or to seek modification of rulings by arbitrators is strictly limited; and

               (5) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

          (c) All controversies that may arise among Members and one or more Members and the Company concerning this Agreement shall be determined by arbitration in New York City in accordance with the Federal Arbitration Act, to the fullest extent permitted by law. Any arbitration under this Agreement shall be determined before and in accordance with the rules then obtaining of either the New York Stock Exchange, Inc. (the "NYSE") or the Financial Industry Regulatory Authority, Inc. ("FINRA") as the Member or entity instituting the arbitration may elect. If the NYSE or FINRA does not accept the arbitration for consideration, the arbitration shall be submitted to, and determined in accordance with the rules then obtaining of, the Center for Public Resources, Inc. in New York City. Judgment on any award of any such arbitration may be entered in the Supreme Court of the State of New York or in any other court having jurisdiction of the person or persons against whom such award is rendered. Any notice of such arbitration or for the confirmation of any award in any arbitration shall be sufficient if given in accordance with the provisions of this Agreement. Each Member agrees that the determination of the arbitrators shall be binding and conclusive upon them.

          (d) No Member shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class


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

certification is denied; or (ii) the class is decertified; or (iii) the Member is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

     9.7 NOT FOR BENEFIT OF CREDITORS.

          The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers and the Company. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

     9.8 CONSENTS.

          Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Company.

     9.9 MERGER AND CONSOLIDATION.

          (a) The Company may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

          (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by
Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Company if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

     9.10 PRONOUNS.

          All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

     9.11 CONFIDENTIALITY.

          (a) A Member may obtain from the Company such information regarding the affairs of the Company as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board of Managers.

          (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Managers, which consent may be withheld in its sole discretion.

          (c) Each Member recognizes that in the event that this Section 9.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Company. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Company may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Company determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

          (d) Notwithstanding anything herein to the contrary, each Member (and each employee, representative or other agent of such Member), may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Company and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure.

     9.12 SEVERABILITY.

          If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

     9.13 FILING OF RETURNS.

          The Board of Managers or its designated agent shall prepare and file, or cause the accountants of the Company to prepare and file, a Federal income tax return in compliance with Section 6012 of the Code and any required state and local income tax and information returns for each tax year of the Company.

     9.14 TAX ELECTION.

          Any Officer, Manager or Member (at the request of the Board of Managers) is hereby authorized to make any election and to take any necessary or appropriate action in


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

connection therewith to cause the Company to be classified as an association taxable as a corporation for U.S. Federal tax purposes.

     9.15 [REMOVED AND RESERVED]..

     9.16 [REMOVED AND RESERVED]..

     EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE PRE-DISPUTE ARBITRATION CLAUSE SET FORTH IN SECTION 9.6 AND THE CONFIDENTIALITY CLAUSE SET FORTH IN SECTION 9.11.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                        MANAGERS:



                                        ----------------------------------------
                                        Charles S. Crow III



                                        ----------------------------------------
                                        Richard B. Gross



                                        ----------------------------------------
                                        David C. Reed



                                        ----------------------------------------
                                        Timothy J. Stewart

                                        MEMBERS:

                                        Each person who shall sign an investor
                                        application or certification and who
                                        shall be accepted by the Board of
                                        Managers to the Company as a Member.


                                      A-34